FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:

 1.   Total Voting Rights made on 30 November 2007

 2.   Rule 8.3 - Reuters Group Plc made on 30 November 2007

 3.   Rule 8.3 - BHP Billiton PLC made on 30 November 2007

 4.   Rule 8.3 - Reuters Group Plc made on 30 November 2007

 5.   Rule 8.3 - ICI Plc made on 30 November 2007

 6.   Rule 8.3 - BHP Billiton Plc made on 30 November 2007

 7.   Rule 8.3 - ICI Plc made on  30 November 2007

 8.   Rule 8.3 - Reuters Group Plc made on 3 December 2007

 9.   Rule 8.3 - ICI Plc made on 3 December 2007

10.  Rule 8.3 - BHP Billiton Plc made on 3 December 2007

11.  Rule 8.3 - Reuters Group Plc made on 4 December 2007

12.  Rule 8.3 - ICI Plc made on 4 December 2007

13.  Rule 8.3 - Reuters Group Plc made on 4 December 2007

14.  Rule 8.3 - ICI Plc made on 4 December 2007

15.  Rule 8.3 - BHP Billiton Plc made on 4 December 2007

16.  Rule 8.3 - BHP Billiton Plc made on 4 December 2007

17.  Holding(s) in Company made on 4 December 2007

18.  Rule 8.3 - BHP Billiton made on 5 December 2007

19.  Rule 8.3 - BHP Billiton made on 5 December 2007

20.  Rule 8.3 - BHP Billiton made on 5 December 2007

21.  Rule 8.3 - BHP Billiton - Amend made on 5 December 2007

22.  Rule 8.3 - BHP Billiton - Amend made on 5 December 2007

23.  Rule 8.3 - Imp. Chemical Inds. made on 5 December 2007

24.  Rule 8.3 - Reuters Group Plc made on 5 December 2007

25.  Rule 8.3 - BHP Billiton Plc made on 5 December 2007

26.  Holding(s) in Company made on 5 December 2007

27.  Rule 8.3 - BHP Billiton - Amend made on 6 December 2007

28.  Rule 8.3 - Reuters Group Plc made on 6 December 2007

29.  Rule 8.3 - Imp. Chemical Inds. made on 6 December 2007

30.  Rule 8.3 - BHP Billiton Plc made on 6 December 2007

31.  Rule 8.3 - BHP Billiton Plc made on 6 December 2007

32.  Rule 8.3 - Reuters Group Plc made on 7 December 2007

33.  Rule 8.3 - BHP Billiton Plc-Amd made on 7 December 2007

34.  Rule 8.3 - Imp. Chemical Inds. made on 7 December 2007

35.  Rule 8.3 - BHP Billiton Plc made on 7 December 2007

36.  Rule 8.3 - BHP Billiton Plc made on 10 December 2007

37.  Rule 8.3 - Reuters Group Plc made on 10 December 2007

38.  Rule 8.3 - BHP Billiton Plc made on 10 December 2007

39.  Director/PDMR Shareholding made on 10 December 2007

40.  Rule 8.3 - BHP Billiton made on 11 December 2007

41.  Rule 8.3 - Imp. Chemical Inds. made on 11 December 2007

42.  Rule 8.3 - Reuters Group Plc made on 11 December 2007

43.  Rule 8.3 - ICI  made on 12 December 2007

44.  Rule 8.3 - Reuters Group Plc made on 12 December 2007

45.  Rule 8.3 - BHP Billiton Plc made on 12 December 2007

46.  Rule 8.3 - ICI  PLC made on 13 December 2007

47.  Rule 8.3 - Reuters Group Plc made on 13 December 2007

48.  Rule 8.3 - BHP Billiton Plc made on 13 December 2007

49.  Rule 8.3 - BHP Billiton Plc made on 13 December 2007

50.  Rule 8.3 - Imp.Chemical Inds. made on 14 December 2007

51.  Rule 8.3 - Reuters Group Plc made on 14 December 2007

52.  BHP Billiton Plc made on 14 December 2007

53.  Rule 8.3 - BHP Billiton - Amend made on 17 December 2007

54.  Rule 8.3 - Reuters Group Plc made on 17 December 2007

55.  Rule 8.3 - Imperical Chemical made on 17 December 2007

56.  Supplementary Prospectus made on 17 December 2007

57.  Rule 8.3 - BHP Billiton Plc made on 17 December 2007

58.  Planned Securitisation made on 17 December 2007

59.  Rule 8.3 - BHP Billiton Plc made on 18 December 2007

60.  Rule 8.3 - BHP Billiton made on 18 December 2007

61.  Rule 8.3 - BHP Billiton PLC - Amend made on 18 December 2007

62.  Rule 8.3 - ICI made on 18 December 2007

63.  REUTERS made on 18 December 2007

64.  BHP made on 18 December 2007

65.  BHP Amended made on 18 December 2007

66.  Director/PDMR Shareholding made on 18 December 200767.

67.  Rule 8.3 - Reuters Group Plc made on 19 December 2007

68.  Rule 8.3 - Foseco Plc made on 19 December 2007

69.  Rule 8.3 - Imp.Chemical Inds. made on 19 December 2007

70.  Rule 8.3 - Imp.Chemical Inds. made on 19 December 2007

71.  Rule 8.3 - Imp.Chemical Inds. made on 20 December 2007

72.  Rule 8.3 - Imp.Chemical Inds. made on 20 December 2007

73.  Rule 8.3 - Imp.Chemical - Amend made on 20 December 2007

74.  Rule 8.3 - Reuters Group Plc made on 20 December 2007

75.  Rule 8.3 - Imp.Chemical Inds. made on 20 December 2007

76.  Rule 8.3 - Imp.Chemical Inds. made on 20 December 2007

77.  Rule 8.3 - Foseco Plc made on 20 December 2007

78.  Rule 8.3 - Reuters Grp made on 20 December 2007

79.  Rule 8.3 - BHP Billiton made on 20 December 2007

80.  Rule 8.3 - Imp.Chemical Inds made on 21 December 2007

81.  Rule 8.3 - Foseco Plc made on 21 December 2007

82.  Rule 8.3 - Reuters Group Plc made on 21 December 2007

83.  Rule 8.3 - Imperial Chemical made on 21 December 2007

84.  Rule 8.3 - (BHP Billiton PLC) made on 21 December 2007

85.  Rule 8.3 - BHP Billiton made on 21 December 2007

86.  Rule 8.3 - Reuters Group - Amend made on 24 December 2007

87.  Rule 8.3 - Reuters Group PLC made on 24 December 2007

88.  Rule 8.3 - BHP Billiton made on 24 December 2007

89.  Rule 8.3 - BHP Billiton - Amend  made on 24 December 2007

90.  Rule 8.3 - Foseco Plc made on 24 December 2007

91.  Rule 8.3 - Reuters Group PLC made on 24 December 2007

92.  Rule 8.3 - BHP Billiton PLC made on 27 December 2007

93.  Rule 8.3 - Foseco PLC-Amend made on 27 December 2007

94.  Rule 8.3 - Foseco PLC made on 27 December 2007

95.  Rule 8.3 - Reuters Group-Amend  made on 27 December 2007

96.  Rule 8.3 - Reuters Group PLC made on 27 December 2007

97.  Rule 8.3 - BHP Billiton PLC made on 27 December 2007

98.  Rule 8.3 - BHP Billiton PLC made on 28 December 2007

99.  Rule 8.3 - Foseco PLC made on 28 December 2007

100 Rule 8.3 - Foseco PLC-Amend made on 28 December 2007

101 Rule 8.3 - Foseco PLC-Amend made on 28 December 2007

102 Rule 8.3 - Foseco PLC made on 28 December 2007

103 Rule 8.3 - Reuters Group PLC made on 28 December 2007

Enclosure 1

The Royal Bank of Scotland Group plc
Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules The Royal Bank of Scotland Group plc ('RBSG') hereby notifies that, as at close of business on 28 November 2007, its issued share capital consists of:

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights @ 28/11/2007

Ordinary shares of 0.25	10,006,215,087	1	10,006,215,087
11% Cumulative Preference Shares of 1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of 1	400,000	4	1,600,000

Total:

of which none are held in Treasury.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Enclosure 2

                                                                                                                                                                     FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                                 (Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	28 November 2007

AMENDMENT : Trading and Positions in Reuters Group plc on 28 November 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,446,574*	(1.2165%)	748,490	(0.0590%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1575%)
Total	16,446,574	(1.2953%)	2,748,490	(0.2165%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase*

TOTAL:

Sale
Sale
Sale
Sale

TOTAL:

54
957
6,000
9,715
21,711
14,532
19,331
9,439
218
4,999
778
3,303
4,445
4,341
2,684
2,382
1,151
1,394
1,954
3,546
2,154
4,500
4,742
2,751
9,146
13,991
5,342
7,105
8,901
105,786*

277,352

106
105,786
162,869
260,000

528,761

5.8350 GBP
5.8450 GBP
5.8500 GBP
5.8550 GBP
5.8600 GBP
5.8650 GBP
5.8700 GBP
5.8750 GBP
5.8800 GBP
5.8900 GBP
5.8950 GBP
5.9000 GBP
5.9050 GBP
5.9100 GBP
5.9200 GBP
5.9250 GBP
5.9300 GBP
5.9350 GBP
5.9400 GBP
5.9500 GBP
5.9550 GBP
5.9600 GBP
5.9650 GBP
5.9700 GBP
5.9750 GBP
5.9800 GBP
5.9850 GBP
5.9900 GBP
5.9950 GBP
5.9050 GBP

 5.8900 GBP
5.9050 GBP
5.9126 GBP
5.9803 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	30 November 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 3

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.	KEY INFORMATION

Name of person dealing (Note 1)	The Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	28 November 2007

AMENDMENT : Trading and Positions in BHP Billiton Plc on 28 November 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	22,555,048*	(0.9993%)	1,326,383	(0.0587%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,853,100	(0.1264%)	4,748,877	(0.2104%)
Total	25,408,148	(1.1257%)	6,075,260	(0.2691%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase*

TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

TOTAL:

82
97
8,569
6,567
5,830
3,834
2,843
399
155,359
289
394
3,723
5,306
616
3,363
2,168
322
250,000
3,086
1,296
2,321
5,112
500
4,929
3,990
2,244
2,153
1,383
3,922
4,230
385
11,086
289
4,744
3,613
3,374
4,939
192
4,608
3,196
3,196
3,196
2,602
3,088
3,197
104
4,518
5,354
6,294
106
3,289
569
386
2,916
3,117
3,642
3,534
9,890
6,671
420
299
781
3,354
250,000
218,000
6,715
269

300,000
25,000
80,000
50,000
40,000
5,500
34,500
191,955*

1,793,815

314,365
645
61
192,051
97
96
178,379
794,500
119
250,000
218,000
217,863
2,000
40,000
80,000
65,000
9,700

2,362,876

14.7100 GBP
14.7200 GBP
14.7400 GBP
14.7500 GBP
14.7600 GBP
14.7700 GBP
14.7800 GBP
14.7900 GBP
14.8000 GBP
14.8200 GBP
14.8300 GBP
14.8400 GBP
14.8500 GBP
14.8600 GBP
14.8700 GBP
14.8800 GBP
14.8900 GBP
14.9040 GBP
14.9100 GBP
14.9200 GBP
14.9300 GBP
14.9500 GBP
14.9600 GBP
14.9700 GBP
14.9800 GBP
14.9900 GBP
15.0300 GBP
15.0400 GBP
15.0500 GBP
15.0600 GBP
15.0700 GBP
15.0800 GBP
15.0900 GBP
15.1000 GBP
15.1100 GBP
15.1200 GBP
15.1300 GBP
15.1400 GBP
15.1600 GBP
15.1900 GBP
15.2000 GBP
15.2100 GBP
15.2400 GBP
15.3100 GBP
15.3300 GBP
15.3400 GBP
15.3500 GBP
15.3600 GBP
15.3800 GBP
15.3900 GBP
15.4000 GBP
15.4100 GBP
15.4800 GBP
15.4900 GBP
15.5200 GBP
15.5600 GBP
15.5700 GBP
15.5800 GBP
15.6000 GBP
15.6100 GBP
15.6200 GBP
15.6300 GBP
15.6400 GBP
15.6412 GBP
15.6478 GBP
15.6600 GBP
15.6900 GBP

14.9940 GBP
14.7390 GBP

14.9180 GBP

15.0500 GBP
15.5950 GBP
15.0800 GBP

15.0350 GBP
15.0800 GBP

14.7500 GBP
14.7700 GBP
14.7800 GBP
15.0800 GBP
15.0900 GBP
15.1100 GBP
15.1547 GBP
15.2000 GBP
15.2800 GBP
15.4223 GBP
15.5170 GBP
15.5304 GBP

15.1400 GBP
15.6000 GBP
15.6340 GBP
14.7370 GBP

15.6900 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Dec 2008 Call Warrant	Written	3,000	25.0000 GBP	American	11 Dec 2008	0.0850 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	30 November 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	26,000	19.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	5,000	21.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	22,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	68,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	43,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	32,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	229,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	277,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	8,975	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	116,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	13,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Call	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 4

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	29 November 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,455,622	(1.2170%)	748,490	(0.0590%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1575%)
Total	16,455,622	(1.2957%)	2,748,490	(0.2165%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase TOTAL: Sale	125 160 265 475 1,177 1,858 53 1,926 1,583 1,303 58 553 9,536 488	5.9350 GBP 5.9400 GBP 5.9550 GBP 5.9600 GBP 5.9650 GBP 5.9700 GBP 5.9750 GBP 5.9800 GBP 5.9850 GBP 5.9900 GBP 5.9950 GBP 6.0100 GBP 5.9750 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	30 November 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 5

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	29 November 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,774,086	(1.3192%)	254,791	(0.0213%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	15,774,086	(1.3192%)	254,791	(0.0213%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase TOTAL: Sale Sale TOTAL:	2,917 4,341 1,473 8,731 193 170 368	6.6500 GBP 6.6550 GBP 6.6600 GBP 6.6450 GBP 6.6500 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	30 November 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 6

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	The Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	29 November 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	22,676,231	(1.0047%)	1,476,383	(0.0654%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,853,100	(0.1264%)	4,738,877	(0.2099%)
Total	25,529,331	(1.1311%)	6,215,260	(0.2753%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

TOTAL:

193
192
325
15,008
96
483
60
482
38
385
1,927
3,565
193
80
96
96
100,215
16
258
454
1,711
96
615
290
785
1,278
354
779
1,213
117
347
24
103
289
120
673
90
578
803
270,000
2,500

406,927

386
96
50,000
1,133
1,500
96
96
96
97
5,000
100,000
400
4,380
5,000
64
4,500
100,000
40,000
27,000
150,000
489,844

15.5700 GBP
15.5800 GBP
15.5900 GBP
15.6000 GBP
15.6300 GBP
15.6400 GBP
15.6600 GBP
15.6900 GBP
15.7200 GBP
15.7500 GBP
15.7700 GBP
15.7900 GBP
15.8000 GBP
15.8100 GBP
15.8300 GBP
15.8400 GBP
15.8500 GBP
15.8900 GBP
15.9000 GBP
15.9100 GBP
15.9400 GBP
15.9500 GBP
15.9600 GBP
15.9800 GBP
15.9900 GBP
16.0000 GBP
16.0100 GBP
16.0200 GBP
16.0300 GBP
16.0500 GBP
16.0700 GBP
16.2200 GBP
16.2300 GBP
16.2500 GBP
16.2600 GBP
16.2700 GBP
16.2800 GBP
16.2900 GBP
16.3000 GBP
15.9000 GBP
15.7300 GBP

15.7000 GBP
15.8200 GBP
15.8580 GBP
15.8900 GBP
15.9000 GBP
15.9100 GBP
15.9200 GBP
15.9400 GBP
15.9600 GBP
15.9900 GBP
16.0300 GBP
16.1600 GBP
16.1800 GBP
16.2400 GBP
16.2600 GBP
16.3070 GBP
16.1330 GBP
15.8800 GBP
15.7600 GBP
16.1000 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
June 2008 Call Warrant	Purchase	10,000	18.0000 GBP	American	12 June 2008	0.0220 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	30 November 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	26,000	19.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	5,000	21.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	22,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	68,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	33,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	32,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	229,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	277,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	8,975	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	116,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	13,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Call	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 7

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	28 November 2007

AMENDMENT : Trading and Positions in ICI plc on 28 November 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,765,718*	(1.31850%)	254,791	(0.0213%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	15,765,718	(1.31850%)	254,791	(0.0213%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase* TOTAL: Sale Sale Sale TOTAL:	10,176 134,225 1,614 100,207* 246,222 396 137,185 100,207 237,788	6.6450 GBP 6.6500 GBP 6.6550 GBP 6.6500 GBP 6.6450 GBP 6.6497 GBP 6.6500 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	30 November 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 8

                                                                                                                                                              FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	30 November 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,612,443	(1.2293%)	518,043	(0.0407%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1575%)
Total	16,612,443	(1.3080%)	2,518,043	(0.1982%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase TOTAL: Sale	203,108 179 648 179 121,502 50,000 375,616 94,134	5.8800 GBP 5.8850 GBP 5.9050 GBP 5.9500 GBP 5.9600 GBP 5.891 GBP 5.9600 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	3 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 9

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	30 November 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,861,103	(1.3264%)	36,494	(0.0030%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	15,861,103	(1.3264%)	36,494	(0.0030%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase TOTAL: Sale Sale TOTAL:	218,552 1,061 219,613 258 80 338	6.6600 GBP 6.6650 GBP 6.6550 GBP 6.6600 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	3 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 10

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	The Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	30 November 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	22,872,429	(1.0134%)	955,540	(0.0423%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,853,100	(0.1264%)	4,797,149	(0.2125%)
Total	25,725,529	(1.1398%)	5,752,689	(0.2548%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

TOTAL:

137 298,307 629 655 619 1,607 60 681 37 1,135 97 849 159 543 289 104 2,241 266 368,554 133 56 51,189 50,000 3,000 781,347 249,336 3,975 1600 479 78 329 289 75 256,161

16.0200 GBP
16.0700 GBP
16.1500 GBP
16.1600 GBP
16.1800 GBP
16.2000 GBP
16.2100 GBP
16.2400 GBP
16.2600 GBP
16.2700 GBP
16.2800 GBP
16.2900 GBP
16.3000 GBP
16.3100 GBP
16.3200 GBP
16.3300 GBP
16.3400 GBP
16.3500 GBP
16.3800 GBP
16.3900 GBP
16.4000 GBP
16.0140 GBP
16.0580 GBP
16.1800 GBP

16.0700 GBP
16.1910 GBP
16.2000 GBP
16.2100 GBP
16.2200 GBP
16.2400 GBP
16.3900 GBP
16.1800 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Mar 2008 Call Warrant	Written	27,272	21.0000 GBP	American	13 March 2008	0.0550 EUR
Jun 2008 Call Warrant	Purchase	3,000	18.0000 GBP	American	12 June 2008	0.2200 EUR
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009	0.5500 EUR
Jun 2009 Call Warrant	Written	2,000	20.0000 GBP	American	18 June 2009	0.3500 EUR
Jun 2009 Call Warrant	Written	10,000	24.0000 GBP	American	18 June 2009	0.2200 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	3 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	26,000	19.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	32,727	21.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	22,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	68,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	30,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	32,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	229,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	277,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	8,975	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	118,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	23,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call Option	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Purchased	1,000,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Call Option	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put Option	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 11

                                                                                                                              FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                                (Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	30 November 2007

AMENDMENT: Trading and Positions in Reuters Group PLC on 30 November 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,610,284	(1.2291%)	518,043	(0.0407%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1575%)
Total	16,610,284	(1.3078%)	2,518,043	(0.1982%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase* Purchase* Purchase* Purchase* Purchase TOTAL: Sale Sale* TOTAL	203,108 179 648 333 573 121,992 1,103 50,000 377,936 94,134 4,479 98,613	5.8800 GBP 5.8850 GBP 5.9050 GBP 5.9500 GBP 5.9550 GBP 5.9600 GBP 5.9700 GBP 5.8910 GBP 5.9600 GBP 5.9570 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	4 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8
DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 12

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	30 November 2007

AMENDMENT : Trading and Positions in ICI plc on 30 November 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	16,822,065	(1.4068%)	36,494	(0.0030%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	16,822,065	(1.4068%)	36,494	(0.0030%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase *
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*

TOTAL:

Sale
Sale

TOTAL:

218,552 1,061 76 106 72 71 82 16 80 53 52 69 36 72 79 68 75 51 49 17 58 28 30 49 50 40 47 33 50 62 89 51 67 54 19 22 52 18 19 959,000 1,180,575 258 80 338

6.6600 GBP
6.6650 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6600 GBP
6.6650 GBP
6.6650 GBP
6.6650 GBP
6.6650 GBP
6.6617 GBP

6.6600 GBP
6.6600 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	4 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 13

                           FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                                   (Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	3 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,760,117	(1.2409%)	518,043	(0.0408%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1575%)
Total	16,760,117	(1.3196%)	2,518,043	(0.1983%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase TOTAL: Sale Sale Sale Sale TOTAL:	168 29 286 273 106 1,224 29 325 272 336 150,000 153,048 308 53 253 2,601 3,215	5.9050 GBP 5.9100 GBP 5.9150 GBP 5.9200 GBP 5.9300 GBP 5.9400 GBP 5.9450 GBP 5.9500 GBP 5.9550 GBP 5.9650 GBP 5.9510 GBP 5.8950 GBP 5.9000 GBP 5.9100 GBP 5.9400 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	4 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 14

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	3 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	16,822,047	(1.4068%)	36,494	(0.0030%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	16,822,047	(1.4068%)	36,494	(0.0030%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase TOTAL: Sale Sale TOTAL:	1,055 2,046 3,101 655 2,464 3,119	6.6600 GBP 6.6600 GBP 6.6600 GBP 6.6600 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	4 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 15

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	30 November 2007

AMENDMENT : Trading and Positions in BHP Billiton Plc on 30 November 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	22,874,291	(1.0134%)	955,540	(0.0423%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,853,100	(0.1264%)	4,797,149	(0.2125%)
Total	25,727,391	(1.1398%)	5,752,689	(0.2548%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase*
Purchase
Purchase
Purchase

TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale*
Sale

TOTAL:

137
298,307
629
655
619
1,607
60
681
37
1,135
97
849
159
543
289
104
2,241
266
368,554
133
56
77
385
404
203
298
121
53
387
98
93
22
72
280
300
322
51,189
50,000
3,000

784,462

249,336
3,975
1,600
479
78
329
289
1,253
75

257,414

16.0200 GBP
16.0700 GBP
16.1500 GBP
16.1600 GBP
16.1800 GBP
16.2000 GBP
16.2100 GBP
16.2400 GBP
16.2600 GBP
16.2700 GBP
16.2800 GBP
16.2900 GBP
16.3000 GBP
16.3100 GBP
16.3200 GBP
16.3300 GBP
16.3400 GBP
16.3500 GBP
16.3800 GBP
16.3900 GBP
16.4000 GBP
16.0500 GBP
16.2000 GBP
16.0600 GBP
16.0400 GBP
16.0200 GBP
16.0100 GBP
16.0100 GBP
16.1300 GBP
16.1400 GBP
16.1800 GBP
16.1600 GBP
16.1600 GBP
16.1400 GBP
16.1200 GBP
16.2100 GBP
16.0140 GBP
16.0580 GBP
16.1800 GBP

16.0700 GBP
16.1910 GBP
16.2000 GBP
16.2100 GBP
16.2200 GBP
16.2400 GBP
16.3900 GBP
16.1419 GBP
16.1800 GBP

*Amended due to late booking
(b)
Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varyingProduct name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Mar 2008 Call Warrant	Written	27,272	21.0000 GBP	American	13March 2008	0.0550 EUR
Jun 2008 Call Warrant	Purchase	3,000	18.0000 GBP	American	12 June 2008	0.2200 EUR
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009	0.5500 EUR
Jun 2009 Call Warrant	Written	2,000	20.0000 GBP	American	18 June 2009	0.3500 EUR
Jun 2009 Call Warrant	Written	10,000	24.0000 GBP	American	18 June 2009	0.2200 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	4 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	26,000	19.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	32,727	21.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	22,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	68,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	30,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	32,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	229,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	277,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	8,975	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	118,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	23,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call Option	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Purchased	1,000,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Call Option	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put Option	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	30 November 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	869,386	(0.0258%)	4,767,056	(0.1419%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	869,386	(0.0258%)	4,767,056	(0.1419%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	4 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 16

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	3 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	22,993,569	(1.0187%)	792,050	(0.0350%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,853,100	(0.1264%)	4,790,149	(0.2122%)
Total	25,846,669	(1.14516%)	5,582,199	(0.2473%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase TOTAL: Sale Sale Sale Sale TOTAL:	2,020 200 1,794 520 106 318 100,000 40,000 119,490 20,000 2,000 2,000 288,448 296 162 502 4,720 5,680	15.7700 GBP 15.8200 GBP 15.8400 GBP 15.8500 GBP 15.8600 GBP 15.8900 GBP 16.0000 GBP 15.7560 GBP 16.0070 GBP 15.8450 GBP 15.9000 GBP 16.1000 GBP 15.8100 GBP 15.8300 GBP 15.8800 GBP 16.2400 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varyingProduct name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Dec 2008 Call Warrant	Purchase	7,000	19.0000 GBP	American	11 Dec 2008	0.2700 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	4 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	26,000	19.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	32,727	21.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	22,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	68,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	30,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	32,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	229,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	270,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	8,975	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	118,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	23,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call Option	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Purchased	1,000,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Call Option	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put Option	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	3 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	769,386	(0.0229%)	4,767,056	(0.1419%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	769,386	(0.0229%)	4,767,056	(0.1419%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	100,000	43.10 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	4 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 17

Financial Services Authority

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Royal Bank Of Scotland Group Plc
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (Group) Legal & General Investment Management Limited (LGIM)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC) Legal & General Group Plc (L&G )
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	30/11/07
6. Date on which issuer notified:	04/12/07
7. Threshold(s) that is/are crossed or reached:	Below 5% (Group) Below 5% (LGIM)

8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ord 25p	502,026,210	502,026,210	BELOW 5%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
BELOW 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) ( BELOW 5% = Total Position)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (BELOW 5% = Total Position)
Legal & General Investment Management Limited (Indirect) (LGIM) ( BELOW 5% = Total Position)
Legal & General Group Plc (Direct) (L&G) (463,209,173 - 4.62% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (378,357,873-3.78%=PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH )
Legal & General Assurance (Pensions Management) Limited (PMC) (378,357,873-3.78%=PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 10,006,215,087
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

Enclosure 18

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                              (Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	22 November 2007

AMENDMENT : Positions and Trading in BHP Billiton Plc and BHP Billiton Ltd on 22 November 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	21,399,670	(0.9481%)	58,689	(0.0026%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,778,100	(0.1230%)	4,728,377	(0.2094%)
Total	24,177,770	(1.0711%)	4,787,066	(0.2120%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase*
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase*
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

TOTAL:

Sale
Sale*
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

TOTAL:

97
189
5,193
293
674
100,000
50,000
1,264
699
1,224
180
16,430
734
1,059
40,000
1,107
900,000
449
385
771
700
897
597
827
232
551
100,318
996
756,000
407
89

1,982,362

989
4,000
771
1,230
289
482
97
1,060
4,398
8,658
9,485
1,179
7,826
2,667
6,012
1,690
45
97
867
882
353

49,077

14.6800 GBP
14.6900 GBP
14.7000 GBP
14.7100 GBP
14.7200 GBP
14.7400 GBP
14.7500 GBP
14.7600 GBP
14.8000 GBP
14.8100 GBP
14.8200 GBP
14.8242 GBP
14.8400 GBP
14.8500 GBP
14.8550 GBP
14.8600 GBP
14.8617 GBP
14.8700 GBP
14.8800 GBP
14.8900 GBP
14.8966 GBP
14.9000 GBP
14.9100 GBP
14.9200 GBP
14.9300 GBP
14.9400 GBP
14.9500 GBP
14.9600 GBP
14.9663 GBP
15.0100 GBP
15.0200 GBP

14.7000 GBP
14.7600 GBP
14.7700 GBP
14.7800 GBP
14.7900 GBP
14.8100 GBP
14.8200 GBP
14.8300 GBP
14.8400 GBP
14.8500 GBP
14.8600 GBP
14.8700 GBP
14.8800 GBP
14.8900 GBP
14.9000 GBP
14.9100 GBP
14.9200 GBP
14.9400 GBP
14.9500 GBP
15.0900 GBP
15.1100 GBP

     * Trades by RBS G Plc

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Dec 2007 Put Warrant	Written	50,000	16.0000 GBP	American	20 Dec 2007	0.2100 EUR
Dec 2008 Call Warrant	Written	50,000	19.0000 GBP	American	11 Dec 2007	0.2000 EUR
Dec 2007 Call	Purchase	1,000,000	10.0000 GBP	American	21 Dec 2007	2.2700 GBP
Dec 2007 Call	Sale	1,000,000	10.0000 GBP	American	21 Dec 2007	5.8800 GBP
Dec 2007 Call	Sale	500,000	13.0000 GBP	American	21 Dec 2007	0.7050 GBP
Dec 2007 Call	Sale	300,000	14.0000 GBP	American	21 Dec 2007	2.1100 GBP
Dec 2007 Call	Sale	600,000	14.0000 GBP	American	21 Dec 2007	0.5200 GBP
Dec 2007 Call	Purchase	300,000	14.0000 GBP	American	21 Dec 2007	2.1100 GBP
Dec 2007 Call	Purchase	600,000	14.0000 GBP	American	21 Dec 2007	0.5200 GBP
Dec 2007 Call	Sale	300,000	14.0000 GBP	American	21 Dec 2007	2.1100 GBP
Dec 2007 Call	Sale	600,000	14.0000 GBP	American	21 Dec 2007	0.5200 GBP
Dec 2007 Call	Purchase	300,000	14.0000 GBP	American	21 Dec 2007	2.1100 GBP
Dec 2007 Call	Purchase	600,000	14.0000 GBP	American	21 Dec 2007	0.5200 GBP
Dec 2007 Call	Sale	250,000	15.0000 GBP	American	21 Dec 2007	1.5500 GBP
Dec 2007 Call	Purchase	2,000,000	15.0000 GBP	American	21 Dec 2007	1.6200 GBP
Dec 2007 Call	Sale	2,000,000	15.0000 GBP	American	21 Dec 2007	0.3200 GBP
Dec 2007 Call	Purchase	1,000,000	16.0000 GBP	American	21 Dec 2007	1.0800 GBP
Dec 2007 Call	Purchase	1,000,000	20.0000 GBP	American	21 Dec 2007	0.0600 GBP
Dec 2007 Call	Sale	1,000,000	20.0000 GBP	American	21 Dec 2007	0.1100 GBP
Mar 2008 Call	Purchase	500,000	15.0000 GBP	American	20 Mar 2008	0.7400 GBP
Mar 2008 Call	Sale	500,000	15.0000 GBP	American	20 Mar 2008	0.7400 GBP
Mar 2008 Call	Sale	1,000,000	25.0000 GBP	American	20 Mar 2008	0.3200 GBP

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

RBS G Plc Gross Long Position of 3,820,783 shares in BHP Billiton Plc has been added to ABN AMRO's Gross Long Position.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	4 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	5,745	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	16,000	19.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	5,000	21.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	22,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	68,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	43,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	32,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	229,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	277,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	8,975	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	450,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	116,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	13,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 March 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 March 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	110,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call Option*	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call Option*	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call Option*	Purchased	1,000,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Call Option*	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Put Option*	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put Option*	Purchased	1,000,000	15.00 GBP	American	21 Dec 2007

* RBS G Plc Options

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	22 November 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,513,814	(0.0450%)	4,470,981	(0.1331%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,513,814	(0.0450%)	4,470,981	(0.1331%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase TOTAL: Sale Sale TOTAL:	835 835 425,000 250,000 675,000	40.30 AUD 40.34 AUD 40.38 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	4 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 19

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	23 November 2007

AMENDMENT : Positions and Trading in BHP Billiton Plc and BHP Billiton Ltd on 23 November 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	21,663,460	(0.9598%)	60,851	(0.0027%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,853,100	(0.1264%)	4,738,377	(0.1877%)
Total	24,516,560	(1.0862%)	4,799,228	(0.1904%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase*
Purchase
Purchase
Purchase
Purchase*
Purchase

TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale*
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale*
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

TOTAL:

280,000
829
250,000
96
800
1,814
11
578
994
59,000
262
322
1,008
3,000
1,000

599,714

509
385
1,000
193
385
889
97
96
96
482
518
612
1,086
577
1,096
200,000
2,337
264
2,500
1,068
613
674
4,097
482
114
97
438
44
704
10,000
289
1,252
771
135
2,038
887
300
60
293
13,385
5,192
629
530
675
97
1,771
104
867
193
70,835
192
1,000
123
543
1,000
282
654
254
192
915
1,192
145

338,248

14.9685 GBP
15.0900 GBP
15.1900 GBP
15.2100 GBP
15.3000 GBP
15.4600 GBP
15.4900 GBP
15.5100 GBP
15.5700 GBP
15.6090 GBP
15.6700 GBP
15.6800 GBP
15.6900 GBP
15.7300 GBP
15.7000 GBP

14.8600 GBP
14.9000 GBP
14.9100 GBP
14.9200 GBP
15.0900 GBP
15.1000 GBP
15.1300 GBP
15.1600 GBP
15.1700 GBP
15.1800 GBP
15.1900 GBP
15.2000 GBP
15.2100 GBP
15.2200 GBP
15.2300 GBP
15.2375 GBP
15.2400 GBP
15.2500 GBP
15.2500 GBP
15.2600 GBP
15.2700 GBP
15.2800 GBP
15.2900 GBP
15.3000 GBP
15.3300 GBP
15.3400 GBP
15.3800 GBP
15.3900 GBP
15.4000 GBP
15.4200 GBP
15.4300 GBP
15.4400 GBP
15.4500 GBP
15.5000 GBP
15.5100 GBP
15.5200 GBP
15.5300 GBP
15.5500 GBP
15.5600 GBP
15.5700 GBP
15.5800 GBP
15.5900 GBP
15.6000 GBP
15.6100 GBP
15.6200 GBP
15.6300 GBP
15.6400 GBP
15.6600 GBP
15.6700 GBP
15.6800 GBP
15.6900 GBP
15.7000 GBP
15.7100 GBP
15.7200 GBP
15.7300 GBP
15.7400 GBP
15.7500 GBP
15.7600 GBP
15.7800 GBP
15.8000 GBP
15.8100 GBP
15.8400 GBP

     * Trades by RBS G Plc

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Mar 2008 Call Warrant	Written	10,000	19.0000 GBP	American	13 Mar 2008	0.0970 EUR
Jun 2008 Put Option	Purchased	16,000	12.0000 GBP	American	20 Jun 2008	0.6150 GBP
Jun 2008 Put Option	Purchased	9,000	12.0000 GBP	American	20 Jun 2008	0.6100 GBP
Jun 2008 Put Option	Purchased	15,000	13.0000 GBP	American	20 Jun 2008	0.8850 GBP
Jun 2008 Put Option	Purchased	8,000	13.0000 GBP	American	20 Jun 2008	0.8700 GBP
Jun 2008 Put Option	Purchased	25,000	13.0000 GBP	American	20 Jun 2008	0.8600 GBP
Jun 2008 Put Option	Purchased	2,000	13.0000 GBP	American	20 Jun 2008	0.8550 GBP

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

RBS G Plc Gross Long Position of 3,812,448 shares in BHP Billiton Plc has been added to ABN AMRO's Gross Long Position.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	4 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	5,745	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	26,000	19.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	5,000	21.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	22,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	68,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	43,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	32,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	229,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	277,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	8,975	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	450,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	116,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	13,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 March 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 March 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call Option*	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call Option*	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call Option*	Purchased	1,000,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Call Option*	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Put Option*	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put Option*	Purchased	1,000,000	15.00 GBP	American	21 Dec 2007

* RBS G Plc Options

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	23 November 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,362,394	(0.0405%)	5,520,981	(0.1644%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,362,394	(0.0405%)	5,520,981	(0.1644%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale Sale Sale TOTAL:	250,000 800,000 150,000 1,200,000	40.21 AUD 40.23 AUD 40.27 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	4 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 20

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	26 November 2007

AMENDMENT : Positions and Trading in BHP Billiton Plc and BHP Billiton Ltd on 26 November 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	21,530,819	(0.9539%)	98,409	(0.0044%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,853,100	(0.1264%)	4,745,877	(0.2102%)
Total	24,383,919	(1.0803%)	4,844,286	(0.2146%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase*
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase*
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale*
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale*

TOTAL:

2,000
156
3,036
144
290
336
700
579
304
96
30,000
763
360
983
620
193
344
71
164
289
96
1,062
460
129
58
2,000
112
1,228
614
781
1,000
7,907

56,875

3,036
4,463
2,002
12,971
2,070
193
18,163
150,000
364
242
1,590
193
386
269
96
32,462

228,500

15.3800 GBP
15.4000 GBP
15.4100 GBP
15.4200 GBP
15.4400 GBP
15.4500 GBP
15.4600 GBP
15.4700 GBP
15.4800 GBP
15.4900 GBP
15.4970 GBP
15.5000 GBP
15.5100 GBP
15.5200 GBP
15.5300 GBP
15.5700 GBP
15.5800 GBP
15.5900 GBP
15.6200 GBP
15.6500 GBP
15.6600 GBP
15.6800 GBP
15.7000 GBP
15.7500 GBP
15.8000 GBP
15.9400 GBP
15.9700 GBP
15.9900 GBP
16.0000 GBP
16.0200 GBP
16.0800 GBP
16.1500 GBP

15.4100 GBP
15.4400 GBP
15.4500 GBP
15.4600 GBP
15.5300 GBP
15.5500 GBP
15.5700 GBP
15.5800 GBP
15.6200 GBP
15.9300 GBP
15.9500 GBP
16.0000 GBP
16.1500 GBP
16.1800 GBP
16.2100 GBP
16.2210 GBP

     * Trades by RBS G Plc

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Dec 2007 Call Warrant	Written	7,500	14.0000 GBP	American	20 Dec 2007	0.3200 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

RBS G Plc Gross Long Position of 3,662,612 shares in BHP Billiton Plc has been added to ABN AMRO's Gross Long Position.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	28 November 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	26,000	19.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	5,000	21.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	22,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	68,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	43,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	32,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	229,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	277,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	8,975	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	450,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	116,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	13,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call Option*	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call Option*	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call Option*	Purchased	1,000,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Call Option*	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Put Option*	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put Option*	Purchased	1,000,000	15.00 GBP	American	21 Dec 2007

     * RBS G Plc Options

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	26 November 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,264,072	(0.0376%)	5,520,981	(0.1644%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,264,072	(0.0376%)	5,520,981	(0.1644%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	98,322	42.35 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	4 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 21

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	27 November 2007

AMENDMENT : Positions and Trading in BHP Billiton Plc and BHP Billiton Ltd on 27 November 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,251,492	(1.0301%)	290,364	(0.0129%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,853,100	(0.1264%)	4,745,877	(0.2102%)
Total	26,104,592	(1.1565%)	5,036,241	(0.2231%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase#
Purchase
Purchase
Purchase
Purchase
Purchase

TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale*
Sale
Sale
Sale
Sale
Sale

TOTAL:

197
92
199
1,102
1,079
609
289
578
96
97
1,027
1,000
386
244
1,173
892
521
261
498
511
294
648
35
200,000
642
303
147
193
193
1,138
312
310
193
193
192
76
100,000
200,000
100,096
66
193
223
27
27

616,352

64
900
192
289
477
300
675
1,021
193
96
193
192
96
996
192
191,955
50,000
193
96
97
1,500
193

249,910

14.9000 GBP
14.9100 GBP
14.9300 GBP
14.9600 GBP
14.9700 GBP
14.9800 GBP
14.9900 GBP
15.0000 GBP
15.0300 GBP
15.0400 GBP
15.0500 GBP
15.0600 GBP
15.0700 GBP
15.0800 GBP
15.0900 GBP
15.1000 GBP
15.1100 GBP
15.1200 GBP
15.1300 GBP
15.1400 GBP
15.1500 GBP
15.1600 GBP
15.1700 GBP
15.1830 GBP
15.1900 GBP
15.2000 GBP
15.2100 GBP
15.2200 GBP
15.2500 GBP
15.2700 GBP
15.2800 GBP
15.3100 GBP
15.3400 GBP
15.3500 GBP
15.3600 GBP
15.3700 GBP
15.3753 GBP
15.3968 GBP
15.4000 GBP
15.4100 GBP
15.4200 GBP
15.4300 GBP
15.4900 GBP
15.5100 GBP

14.9500 GBP
14.9900 GBP
15.0100 GBP
15.0300 GBP
15.0500 GBP
15.0600 GBP
15.0800 GBP
15.0900 GBP
15.1500 GBP
15.1700 GBP
15.1800 GBP
15.1900 GBP
15.2300 GBP
15.2900 GBP
15.3100 GBP
15.3500 GBP
15.3770 GBP
15.4200 GBP
15.4300 GBP
15.4500 GBP
15.4700 GBP
15.5300 GBP

* Trades by RBS G Plc # Late booking of 100,000 on 28.11.2007

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

RBS Gross Long Position of 4,774,888 shares in BHP Billiton Plc has been added to ABN AMRO's Gross Long Position.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	29 November 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	26,000	19.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	5,000	21.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	22,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	68,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	43,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	32,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	229,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	277,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	8,975	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	450,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	116,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	13,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call Option*	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call Option*	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call Option*	Purchased	1,000,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Call Option*	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Put Option*	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put Option*	Purchased	1,000,000	15.00 GBP	American	21 Dec 2007

* RBS G Plc Options

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	27 November 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,164,072	(0.0346%)	5,520,981	(0.1644%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,164,072	(0.0346%)	5,520,981	(0.1644%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	100,000	41.69 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	4 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 22

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	The Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	29 November 2007

AMENDMENT : Positions and Trading in BHP Billiton Plc and BHP Billiton Ltd on 29 November 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	22,676,231	(1.0047%)	1,476,383	(0.0654%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,853,100	(0.1264%)	4,738,877	(0.2099%)
Total	25,529,331	(1.1311%)	6,215,260	(0.2753%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

TOTAL:

193
192
325
15,008
96
483
60
482
38
385
1,927
3,565
193
80
96
96
100,215
16
258
454
1,711
96
615
290
785
1,278
354
779
1,213
117
347
24
103
289
120
673
90
578
803
270,000
2,500

406,927

386
96
50,000
1,133
1,500
96
96
96
97
5,000
100,000
400
4,380
5,000
64
4,500
100,000
40,000
27,000
150,000
489,844

15.5700 GBP
15.5800 GBP
15.5900 GBP
15.6000 GBP
15.6300 GBP
15.6400 GBP
15.6600 GBP
15.6900 GBP
15.7200 GBP
15.7500 GBP
15.7700 GBP
15.7900 GBP
15.8000 GBP
15.8100 GBP
15.8300 GBP
15.8400 GBP
15.8500 GBP
15.8900 GBP
15.9000 GBP
15.9100 GBP
15.9400 GBP
15.9500 GBP
15.9600 GBP
15.9800 GBP
15.9900 GBP
16.0000 GBP
16.0100 GBP
16.0200 GBP
16.0300 GBP
16.0500 GBP
16.0700 GBP
16.2200 GBP
16.2300 GBP
16.2500 GBP
16.2600 GBP
16.2700 GBP
16.2800 GBP
16.2900 GBP
16.3000 GBP
15.9000 GBP
15.7300 GBP

15.7000 GBP
15.8200 GBP
15.8580 GBP
15.8900 GBP
15.9000 GBP
15.9100 GBP
15.9200 GBP
15.9400 GBP
15.9600 GBP
15.9900 GBP
16.0300 GBP
16.1600 GBP
16.1800 GBP
16.2400 GBP
16.2600 GBP
16.3070 GBP
16.1330 GBP
15.8800 GBP
15.7600 GBP
16.1000 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
June 2008 Call Warrant	Purchase	10,000	18.0000 GBP	American	12 June 2008	0.0220 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	30 November 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	26,000	19.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	5,000	21.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	22,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	68,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	33,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	32,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	229,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	277,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	8,975	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	116,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	13,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Call	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	29 November 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	869,386	(0.0258%)	4,767,056	(0.1419%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	869,386	(0.0258%)	4,767,056	(0.1419%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase TOTAL: Sale Sale Sale Sale Sale TOTAL:	5,014 5,014 615,000 210,000 192,000 50,000 150,000 1,217,000	42.19 AUD 42.18 AUD 42.19 AUD 42.21 AUD 42.22 AUD 42.29 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	4 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 23

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	4 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	16,902,729	(1.4135%)	3,909	(0.0003%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	16,902,729	(1.4135%)	3,909	(0.0003%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase TOTAL: Sale Sale TOTAL:	1,133 929 110,433 2,092 114,587 1,133 187 1,320	6.6550 GBP 6.6600 GBP 6.6650 GBP 6.6700 GBP 6.6550 GBP 6.6600 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	5 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 24

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	4 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,845,376	(1.2476%)	432,045	(0.0340%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1575%)
Total	16,845,376	(1.3263%)	2,432,045	(0.1915%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase TOTAL: Sale Sale Sale Sale Sale Sale TOTAL:	10,128 910 447 159 117,230 4,302 40,105 336 190 1,196 106 175,109 400 500 159 197 1,400 1,196 3,852	5.8100 GBP 5.8350 GBP 5.8450 GBP 5.8500 GBP 5.8550 GBP 5.8600 GBP 5.8650 GBP 5.8750 GBP 5.9350 GBP 5.9400 GBP 5.9450 GBP 5.8350 GBP 5.8500 GBP 5.8600 GBP 5.9100 GBP 5.9200 GBP 5.9400 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	5 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 25

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	4 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,163,450	(1.0262%)	540,223	(0.0239%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,853,100	(0.1264%)	4,779,877	(0.2117%)
Total	26,016,550	(1.1527%)	5,320,100	(0.2356%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale

TOTAL:

4,000 174 463 327 293 637 2,295 162 968 1,000 2,415 2,000 481 211,818 607 289 2,188 289 1,203 15,000 15,000 204,000 35,321 52,000 1,800 22,399 577,129 97 385 2,532 85,000 209 22,399 110,442

15.5200 GBP
15.5500 GBP
15.5600 GBP
15.5700 GBP
15.5800 GBP
15.5900 GBP
15.6000 GBP
15.6100 GBP
15.6200 GBP
15.6400 GBP
15.6500 GBP
15.6600 GBP
15.7000 GBP
15.7100 GBP
15.7200 GBP
15.7300 GBP
15.7700 GBP
15.8700 GBP
15.8900 GBP
15.6900 GBP
15.7460 GBP
15.6780 GBP
15.6500 GBP
15.6120 GBP
15.6300 GBP
15.7550 GBP

15.6700 GBP
15.7200 GBP
15.7700 GBP
15.5650 GBP
15.5300 GBP
15.7550 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varyingProduct name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Mar 2008 Call Warrant	Purchase	27,272	21.0000 GBP	American	13 Mar 2008	0.0370 EUR
Mar 2008 Call Warrant	Purchase	5,000	21.0000 GBP	American	13 Mar 2008	0.0320 EUR
Jun 2008 Call Warrant	Written	5,000	14.0000 GBP	American	12 June 2008	0.4600 EUR
Dec 2008 Call Warrant	Written	25,000	19.0000 GBP	American	11 Dec 2008	0.2500 EUR
Dec 2008 Call Warrant	Written	5,000	19.0000 GBP	American	11 Dec 2008	0.2600 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	5 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	26,000	19.0000 GBP	American	13 March 2008
Mar2008Call Warrant	Written	0	21.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	22,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	73,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	30,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	32,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	229,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	300,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	8,975	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	118,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	23,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call Option	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Purchased	1,000,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Call Option	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put Option	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	4 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,173,602	(0.0349%)	4,767,056	(0.1419%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,173,602	(0.0349%)	4,767,056	(0.1419%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase TOTAL: Sale Sale Sale TOTAL:	2,597 15,427 265,344 250,000 533,368 2,597 111,128 15,427 129,152	42.65 AUD 43.10 AUD 43.12 AUD 43.18 AUD 42.65 AUD 43.06 AUD 43.10 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	5 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 26

Financial Services Authority

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Royal Bank Of Scotland Group Plc
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (Group) Legal & General Investment Management Limited (LGIM)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC) Legal & General Group Plc (L&G )
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	03/12/07
6. Date on which issuer notified:	05/12/07
7. Threshold(s) that is/are crossed or reached:	Above 5% (Group) Above 5% (LGIM)

8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ord 25p	BELOW 5%		468,011,412	468,011,412	36,675,387	4.677	0.366

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
504,686,799	5.04

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (504,686,799 – 5.04% = Total Position)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (504,686,799 – 5.04% = Total Position)
Legal & General Investment Management Limited (Indirect) (LGIM) (504,686,799 – 5.04% = Total Position)
Legal & General Group Plc (Direct) (L&G) (468,011,412 – 4.67% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (383,087,512-3.82%=PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH )
Legal & General Assurance (Pensions Management) Limited (PMC) (383,087,512-3.82%=PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 10,006,215,087
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

Enclosure 27

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.	KEY INFORMATION

Name of person dealing (Note 1)	The Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	28 November 2007

AMENDMENT : Trading and Positions in BHP Billiton Plc and BHP Billiton Ltd on 28 November 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	22,555,048*	(0.9993%)	1,326,383	(0.0587%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,853,100	(0.1264%)	4,748,877	(0.2104%)
Total	25,408,148	(1.1257%)	6,075,260	(0.2691%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase*

TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

TOTAL:

82
97
8,569
6,567
5,830
3,834
2,843
399
155,359
289
394
3,723
5,306
616
3,363
2,168
322
250,000
3,086
1,296
2,321
5,112
500
4,929
3,990
2,244
2,153
1,383
3,922
4,230
385
11,086
289
4,744
3,613
3,374
4,939
192
4,608
3,196
3,196
3,196
2,602
3,088
3,197
104
4,518
5,354
6,294
106
3,289
569
386
2,916
3,117
3,642
3,534
9,890
6,671
420
299
781
3,354
250,000
218,000
6,715
269

300,000
25,000
80,000
50,000
40,000
5,500
34,500
191,955*

1,793,815

314,365
645
61
192,051
97
96
178,379
794,500
119
250,000
218,000
217,863
2,000
40,000
80,000
65,000
9,700

2,362,876

14.7100 GBP
14.7200 GBP
14.7400 GBP
14.7500 GBP
14.7600 GBP
14.7700 GBP
14.7800 GBP
14.7900 GBP
14.8000 GBP
14.8200 GBP
14.8300 GBP
14.8400 GBP
14.8500 GBP
14.8600 GBP
14.8700 GBP
14.8800 GBP
14.8900 GBP
14.9040 GBP
14.9100 GBP
14.9200 GBP
14.9300 GBP
14.9500 GBP
14.9600 GBP
14.9700 GBP
14.9800 GBP
14.9900 GBP
15.0300 GBP
15.0400 GBP
15.0500 GBP
15.0600 GBP
15.0700 GBP
15.0800 GBP
15.0900 GBP
15.1000 GBP
15.1100 GBP
15.1200 GBP
15.1300 GBP
15.1400 GBP
15.1600 GBP
15.1900 GBP
15.2000 GBP
15.2100 GBP
15.2400 GBP
15.3100 GBP
15.3300 GBP
15.3400 GBP
15.3500 GBP
15.3600 GBP
15.3800 GBP
15.3900 GBP
15.4000 GBP
15.4100 GBP
15.4800 GBP
15.4900 GBP
15.5200 GBP
15.5600 GBP
15.5700 GBP
15.5800 GBP
15.6000 GBP
15.6100 GBP
15.6200 GBP
15.6300 GBP
15.6400 GBP
15.6412 GBP
15.6478 GBP
15.6600 GBP
15.6900 GBP

14.9940 GBP
14.7390 GBP

14.9180 GBP

15.0500 GBP
15.5950 GBP
15.0800 GBP

15.0350 GBP
15.0800 GBP

14.7500 GBP
14.7700 GBP
14.7800 GBP
15.0800 GBP
15.0900 GBP
15.1100 GBP
15.1547 GBP
15.2000 GBP
15.2800 GBP
15.4223 GBP
15.5170 GBP
15.5304 GBP

15.1400 GBP
15.6000 GBP
15.6340 GBP
14.7370 GBP

15.6900 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Dec 2008 Call Warrant	Written	3,000	25.0000 GBP	American	11 Dec 2008	0.0850 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	6 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	26,000	19.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	5,000	21.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	22,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	68,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	43,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	32,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	229,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	277,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	8,975	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	116,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	13,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Call	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	28 November 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,064,372	(0.0316%)	3,960,056	(0.1179%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,064,372	(0.0316%)	3,960,056	(0.1179%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase TOTAL: Sale Sale Sale Sale Sale TOTAL:	276,975 700,000 192,000 236,000 191,950 8,431 400,000 250,000 2,255,356 200,000 100,000 8,431 236,000 40,000 584,431	39.48 AUD 40.56 AUD 41.36 AUD 41.37 AUD 41.38 AUD 41.50 AUD 41.83 AUD 42.05 AUD 41.31 AUD 41.40 AUD 41.43 AUD 41.51 AUD 42.11 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	6 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 28

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                       (Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	5 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,928,644	(1.2542%)	408,732	(0.0321%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1574%)
Total	16,928,644	(1.3329%)	2,408,732	(0.1895%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase TOTAL: Sale Sale TOTAL:	23,313 34,300 53 53 63 583 478 80,266 1,646 53 107 82 140,997 34,300 116 34,416	5.8150 GBP 5.8275 GBP 5.8350 GBP 5.8400 GBP 5.8450 GBP 5.8500 GBP 5.8550 GBP 5.8600 GBP 5.8650 GBP 5.8700 GBP 5.8800 GBP 5.9000 GBP 5.8200 GBP 5.8450 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	6 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 29

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	5 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	16,982,578	(1.4202%)	0	(0.0%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	16,982,578	(1.4202%)	0	(0.0%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	83,758	6.6700 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	6 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 30

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	4 December 2007

AMENDMENT : Trading and Positions in BHP Billiton Plc on 4 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	22,828,535	(1.0114%)	540,223	(0.0239%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,853,100	(0.1264%)	4,779,877	(0.2117%)
Total	25,681,635	(1.1378%)	5,320,100	(0.2356%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase*

TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale*
Sale*

TOTAL:

4,000
174
463
327
293
637
2,295
162
968
1,000
2,415
2,000
481
211,818
607
289
2,188
289
1,203
15,000
15,000
204,000
35,321
52,000
1,800
22,399
250,000

827,129

97
385
2,532
85,000
209
22,399
301,165
283,750

695,328

15.5200 GBP
15.5500 GBP
15.5600 GBP
15.5700 GBP
15.5800 GBP
15.5900 GBP
15.6000 GBP
15.6100 GBP
15.6200 GBP
15.6400 GBP
15.6500 GBP
15.6600 GBP
15.7000 GBP
15.7100 GBP
15.7200 GBP
15.7300 GBP
15.7700 GBP
15.8700 GBP
15.8900 GBP
15.6900 GBP
15.7460 GBP
15.6780 GBP
15.6500 GBP
15.6120 GBP
15.6300 GBP
15.7550 GBP
15.8452 GBP

15.6700 GBP
15.7200 GBP
15.7700 GBP
15.5650 GBP
15.5300 GBP
15.7550 GBP
16.0932 GBP
16.1308 GBP

* Due to late booking on 5th December
(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varyingProduct name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Mar 2008 Call Warrant	Purchase	27,272	21.0000 GBP	American	13 Mar 2008	0.0370 EUR
Mar 2008 Call Warrant	Purchase	5,000	21.0000 GBP	American	13 Mar 2008	0.0320 EUR
Jun 2008 Call Warrant	Written	5,000	14.0000 GBP	American	12 June 2008	0.4600 EUR
Dec 2008 Call Warrant	Written	25,000	19.0000 GBP	American	11 Dec 2008	0.2500 EUR
Dec 2008 Call Warrant	Written	5,000	19.0000 GBP	American	11 Dec 2008	0.2600 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	6 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	26,000	19.0000 GBP	American	13 March 2008
Mar2008Call Warrant	Written	0	21.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	22,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	73,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	30,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	32,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	229,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	300,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	8,975	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	118,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	23,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call Option	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Purchased	1,000,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Call Option	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put Option	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	4 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,173,602	(0.0349%)	4,767,056	(0.1419%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,173,602	(0.0349%)	4,767,056	(0.1419%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase TOTAL: Sale Sale Sale TOTAL:	2,597 15,427 265,344 250,000 533,368 2,597 111,128 15,427 129,152	42.65 AUD 43.10 AUD 43.12 AUD 43.18 AUD 42.65 AUD 43.06 AUD 43.10 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	6 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 31

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	5 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,266,711	(1.0308%)	531,696	(0.0235%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,853,100	(0.1264%)	4,839,877	(0.2144%)
Total	26,119,811	(1.1572%)	5,371,573	(0.2379%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

TOTAL:

250,000 360 351 1,469 96 7,903 815 289 385 680 192 396 192 771 770 1,157 97 1,000 144,106 385 638 1,319 891 22,000 7,000 443,262 289 385 97 289 482 96 192 5,621 386 4,333 97 4,000 283 16,550

15.8500 GBP
15.8900 GBP
15.9200 GBP
15.9400 GBP
15.9500 GBP
15.9600 GBP
16.0000 GBP
16.0200 GBP
16.0300 GBP
16.0400 GBP
16.0500 GBP
16.0600 GBP
16.0900 GBP
16.1400 GBP
16.2500 GBP
16.2600 GBP
16.2700 GBP
16.3000 GBP
16.3200 GBP
16.3800 GBP
16.4000 GBP
16.4100 GBP
16.4300 GBP
16.4490 GBP
16.4000 GBP

15.8100 GBP
15.8900 GBP
15.9100 GBP
15.9200 GBP
15.9300 GBP
15.9400 GBP
15.9500 GBP
15.9600 GBP
15.9800 GBP
15.9900 GBP
16.0800 GBP
16.3900 GBP
16.4700 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varyingProduct name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Mar 2008 Call Warrant	Written	50,000	19.0000 GBP	American	13March 2008	0.0910 EUR
Jun 2008 Call Warrant	Written	1,000	10.0000 GBP	American	12 June 2008	0.9700 EUR
Jun 2008 Call Warrant	Written	5,000	14.0000 GBP	American	12 June 2008	0.4800 EUR
Dec 2008 Call Warrant	Written	2,000	15.0000 GBP	American	11 Dec 2008	0.4900 EUR
Jun 2009 Call Warrant	Written	2,000	24.0000 GBP	American	18 June 2009	0.2000 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	6 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	76,000	19.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	23,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	78,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	30,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	32,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	231,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	300,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	8,975	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	118,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	25,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call Option	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Purchased	1,000,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Call Option	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put Option	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008
Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	5 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,004,085	(0.0298%)	4,767,056	(0.1419%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,004,085	(0.0298%)	4,767,056	(0.1419%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	94,000 263,517	43.00 AUD 42.90 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	6 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 32

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                              (Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	6 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,929,304	(1.2542%)	408,732	(0.0321%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1574%)
Total	16,929,304	(1.3329%)	2,408,732	(0.1895%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase TOTAL: Sale Sale Sale Sale Sale Sale Sale Sale Sale TOTAL:	106 319 1,115 53 53 106 2,336 1,966 1,653 849 1,902 447 10,905 159 797 500 469 796 1,700 263 3,132 2,429 10,245

5.8450 GBP
5.8500 GBP
5.8550 GBP
5.8600 GBP
5.8650 GBP
5.8700 GBP
5.8750 GBP
5.8850 GBP
5.8900 GBP
5.8950 GBP
5.9000 GBP
5.9300 GBP

5.8550 GBP
5.8600 GBP
5.8650 GBP
5.8700 GBP
5.8750 GBP
5.8850 GBP
5.8900 GBP
5.8950 GBP
5.9000 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	7 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 33

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                                   (Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	5 December 2007

AMENDMENT : Trading and Positions in BHP Billiton Plc on 5 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,141,711	(1.0253%)	531,696	(0.0235%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,853,100	(0.1264%)	4,839,877	(0.2144%)
Total	25,994,811	(1.1517%)	5,371,573	(0.2379%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase*
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

TOTAL:

125,000 360 351 1,469 96 7,903 815 289 385 680 192 396 192 771 770 1,157 97 1,000 144,106 385 638 1,319 891 22,000 7,000 318,262 289 385 97 289 482 96 192 5,621 386 4,333 97 4,000 283 16,550

15.8953 GBP
15.8900 GBP
15.9200 GBP
15.9400 GBP
15.9500 GBP
15.9600 GBP
16.0000 GBP
16.0200 GBP
16.0300 GBP
16.0400 GBP
16.0500 GBP
16.0600 GBP
16.0900 GBP
16.1400 GBP
16.2500 GBP
16.2600 GBP
16.2700 GBP
16.3000 GBP
16.3200 GBP
16.3800 GBP
16.4000 GBP
16.4100 GBP
16.4300 GBP
16.4490 GBP
16.4000 GBP

15.8100 GBP
15.8900 GBP
15.9100 GBP
15.9200 GBP
15.9300 GBP
15.9400 GBP
15.9500 GBP
15.9600 GBP
15.9800 GBP
15.9900 GBP
16.0800 GBP
16.3900 GBP
16.4700 GBP

* Late booking on 06/12/07. # Purchase of 250,000 @ 15.8500 GBP traded on 05/12/07 cancelled on 06/12/07.
(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varyingProduct name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Mar 2008 Call Warrant	Written	50,000	19.0000 GBP	American	13March 2008	0.0910 EUR
Jun 2008 Call Warrant	Written	1,000	10.0000 GBP	American	12 June 2008	0.9700 EUR
Jun 2008 Call Warrant	Written	5,000	14.0000 GBP	American	12 June 2008	0.4800 EUR
Dec 2008 Call Warrant	Written	2,000	15.0000 GBP	American	11 Dec 2008	0.4900 EUR
Jun 2009 Call Warrant	Written	2,000	24.0000 GBP	American	18 June 2009	0.2000 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	6 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	76,000	19.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	23,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	78,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	30,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	32,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	231,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	300,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	8,975	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	118,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	25,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call Option	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Purchased	1,000,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Call Option	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put Option	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	5 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,004,085	(0.0298%)	4,767,056	(0.1419%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,004,085	(0.0298%)	4,767,056	(0.1419%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	94,000 263,517	43.00 AUD 42.90 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	6 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 34

                                                                                                                                                            FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	6 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	16,986,698	(1.4206%)	0	(0.0%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	16,986,698	(1.4206%)	0	(0.0%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase TOTAL: Sale	6,345 843 7,188 3,068	6.6750 GBP 6.6800 GBP 6.6750 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	7 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 35

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	6 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,157,265	(1.0372%)	531,696	(0.0238%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,853,100	(0.1278%)	4,783,877	(0.2142%)
Total	26,010,365	(1.1650%)	5,315,573	(0.2380%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

TOTAL:

193
867
1,541
192
193
289
24
578
96
1,059
97
1,325
193
449
96
510
867
531
771
61
1,446
300
2,096
760
1,701
96
6,156
1,251
100
96
84,000
3,000

110,934

482
96
4,000
1,060
289
385
289
1,650
180
385
1,800
949
1,315
6,100

5,684

24,664

16.0200 GBP
16.0300 GBP
16.0800 GBP
16.1000 GBP
16.1100 GBP
16.1200 GBP
16.1600 GBP
16.1700 GBP
16.1800 GBP
16.1900 GBP
16.2000 GBP
16.2100 GBP
16.2500 GBP
16.2600 GBP
16.2700 GBP
16.2800 GBP
16.2900 GBP
16.3200 GBP
16.3300 GBP
16.3400 GBP
16.3500 GBP
16.3600 GBP
16.3700 GBP
16.3800 GBP
16.3900 GBP
16.4200 GBP
16.4300 GBP
16.4400 GBP
16.4500 GBP
16.4800 GBP
16.3030 GBP
16.0000 GBP

16.0600 GBP
16.0700 GBP
16.1000 GBP
16.1100 GBP
16.1200 GBP
16.1300 GBP
16.1400 GBP
16.1600 GBP
16.1700 GBP
16.1900 GBP
16.2100 GBP
16.3900 GBP
16.4000 GBP
16.4300 GBP
16.4500 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varyingProduct name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Mar 2008 Call Warrant	Purchased	60,000	19.0000 GBP	American	13March 2008	0.0930 EUR
Jun 2008 Call Warrant	Written	5,000	14.0000 GBP	American	12 June 2008	0.5000 EUR
Jun 2008 Call Warrant	Purchased	5,000	14.0000 GBP	American	12 June 2008	0.5200 EUR
Jun 2008 Call Warrant	Written	4,000	20.0000 GBP	American	12 June 2008	0.1400 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	7 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	16,000	19.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	23,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	78,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	30,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	36,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	231,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	300,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	8,975	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	118,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	25,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call Option	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Purchased	1,000,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Call Option	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put Option	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	6 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,573,537	(0.0468%)	4,767,056	(0.1419%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,573,537	(0.0468%)	4,767,056	(0.1419%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase TOTAL: Sale	420,121 280,000 534 700,655 131,203	43.57 AUD 43.60 AUD 43.66 AUD 43.56 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	7 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 36

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	7 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	16,989,335	(1.4208%)	0	(0.0%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	16,989,335	(1.4208%)	0	(0.0%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase TOTAL: Sale TOTAL:	2,737 2,737 100 100	6.6750 GBP 6.6750 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	10 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 37

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                            (Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	7 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,928,887	(1.2541%)	412,132	(0.0324%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1574%)
Total	16,928,887	(1.3329%)	2,412,132	(0.1899%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase TOTAL: Sale Sale Sale Sale Sale Sale Sale Sale TOTAL:	106 319 212 212 659 986 500 2,994 3,400 500 371 969 213 274 925 159 6,811	5.8500 GBP 5.8550 GBP 5.8600 GBP 5.8650 GBP 5.8700 GBP 5.9017 GBP 5.9350 GBP 5.8750 GBP 5.8800 GBP 5.8900 GBP 5.9000 GBP 5.9050 GBP 5.9150 GBP 5.9250 GBP 5.9300 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	10 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 38

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	7 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,455,174	(1.0506%)	702,788	(0.0314%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,263,100	(0.1013%)	4,431,877	(0.1985%)
Total	25,718,274	(1.1519%)	5,134,665	(0.2299%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

TOTAL:

1,634 3,000 96 96 771 770 5,463 386 800 364 193 13,243 101,096 2,000 2,000 340,000 471,912 369 1,486 148 579 96 800 96 2,386 742 7 289 1,200 578 13,340 96 289 3,700 80,000 225,000 50,000 381,201

16.4318 GBP
16.4400 GBP
16.4600 GBP
16.4700 GBP
16.4800 GBP
16.4900 GBP
16.4975 GBP
16.5000 GBP
16.5600 GBP
16.6200 GBP
16.6500 GBP
16.7600 GBP
16.7600 GBP
16.4500 GBP
16.5700 GBP
16.6000 GBP

16.4100 GBP
16.4300 GBP
16.4500 GBP
16.4800 GBP
16.5200 GBP
16.5500 GBP
16.5900 GBP
16.6000 GBP
16.6100 GBP
16.6200 GBP
16.6500 GBP
16.6800 GBP
16.7300 GBP
16.7600 GBP
16.8300 GBP
16.8400 GBP
16.7600 GBP
16.6520 GBP
16.6910 GBP
16.5420 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Jun 2008 Call Warrant	Purchased	5,000	14.0000 GBP	American	12 June 2008	0.5400 EUR
Dec 2008 Call Warrant	Purchased	5,000	19.0000 GBP	American	11 Dec 2008	0.3100 EUR
Jun 2009 Call Warrant	Purchased	2,000	20.0000 GBP	American	18 June 2009	0.5400 EUR
Dec 2007 Call Option	Written	500,000	16.0000 GBP	American	21 Dec 2007	0.9600 GBP

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	10 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	16,000	19.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	23,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	73,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	30,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	36,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	231,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	295,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	8,975	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	116,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	25,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Jan 2008 Call	Written	500,000	16.00 GBP	American	18 Jan 2008
Dec 2007 Call	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	500,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put	Written	250,000	15.00 GBP	American	21 Dec 2007
Apr 2008 Put	Written	110,000	10.00 GBP	American	11 Apr 2008
Apr 2008 Put	Purchased	110,000	10.00 GBP	American	11 Apr 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	7 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,573,537	(0.0468%)	4,767,056	(0.1419%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,573,537	(0.0468%)	4,767,056	(0.1419%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	10 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 39

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

26

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

4.852

14. Date and place of transaction

7 December 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

694,498 shares 0.00694%

16. Date issuer informed of transaction

7 December 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

10 December 2007

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of 0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

26

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

4.852

14. Date and place of transaction

7 December 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

814,108 shares 0.00814%

16. Date issuer informed of transaction

7 December 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

10 December 2007

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

26

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

4.852

14. Date and place of transaction

7 December 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

621,283 shares 0.00620%

16. Date issuer informed of transaction

7 December 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

10 December 2007

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

26

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

4.852

14. Date and place of transaction

7 December 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

20,541 shares 0.00020%

16. Date issuer informed of transaction

7 December 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

10 December 2007

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

26

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

4.852

14. Date and place of transaction

7 December 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

36,022 shares 0.00036%

16. Date issuer informed of transaction

7 December 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

10 December 2007

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

26

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

4.852

14. Date and place of transaction

7 December 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

69,291 shares 0.00069%

16. Date issuer informed of transaction

7 December 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)
-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

10 December 2007

Enclosure 40

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                            (Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	10 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,203,081	(1.0393%)	766,815	(0.0343%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,263,100	(0.1013%)	4,407,477	(0.1974%)
Total	25,466,181	(1.1406%)	5,174,292	(0.2317%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

TOTAL:

338
963
2,449
16
97
355
35,853
956
1,056
2,028
2,014
3,285
24,019
14,372
14,591
32,096
33,369
14,226
96
1,059
578
5,000
4,000
30,000

222,816

250,000
97
1,514
1,059
35,155
520
345
578
140,000
672
27,649
75,000
7,430
24,300

564,319

16.6700 GBP
16.6800 GBP
16.7300 GBP
16.7400 GBP
16.7500 GBP
16.7600 GBP
16.7700 GBP
16.7900 GBP
16.8100 GBP
16.8300 GBP
16.8400 GBP
16.8500 GBP
16.8600 GBP
16.8700 GBP
16.8800 GBP
16.8900 GBP
16.9000 GBP
16.9100 GBP
16.9200 GBP
16.9300 GBP
16.9800 GBP
16.8500 GBP
16.7700 GBP
16.8480 GBP

16.6606 GBP
16.7200 GBP
16.7300 GBP
16.7500 GBP
16.7700 GBP
16.7900 GBP
16.8300 GBP
16.8500 GBP
16.8836 GBP
16.8900 GBP
17.0000 GBP
16.8960 GBP
16.6900 GBP
16.7810 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Dec 2007 Call Warrant	Written	1,600	17.0000 GBP	American	20 Dec 2007	0.2300 EUR
Jun 2008 Call Warrant	Purchased	5,000	14.0000 GBP	American	12 June 2008	0.5600 EUR
Dec 2008 Call Warrant	Purchased	5,000	19.0000 GBP	American	11 Dec 2008	0.3400 EUR
Dec 2008 Call Warrant	Written	9,100	21.0000 GBP	American	11 Dec 2008	0.2400 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	11 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	9,000	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	16,000	19.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	23,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	68,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	30,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	36,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	231,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	290,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	18,075	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	116,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	25,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Jan 2008 Call	Written	500,000	16.00 GBP	American	18 Jan 2008
Dec 2007 Call	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	500,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put	Written	250,000	15.00 GBP	American	21 Dec 2007
Apr 2008 Put	Written	110,000	10.00 GBP	American	11 Apr 2008
Apr 2008 Put	Purchased	110,000	10.00 GBP	American	11 Apr 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	10 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,948,537	(0.0580%)	4,767,056	(0.1419%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,948,537	(0.0580%)	4,767,056	(0.1419%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase TOTAL:	200,000 175,000 375,000	43.6200 AUD 43.6700 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	11 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 41

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                            (Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	10 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	16,846,441	(1.4088%)	0	(0.0%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	16,846,441	(1.4088%)	0	(0.0%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase TOTAL: Sale TOTAL:	1,106 1,106 144,000 144,000	6.6700 GBP 6.6800 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	11 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 42

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                      (Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	10 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,930,966	(1.2543%)	412,132	(0.0324%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1574%)
Total	16,930,966	(1.3330%)	2,412,132	(0.1899%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase TOTAL: Sale Sale Sale Sale Sale Sale TOTAL:	1,168 371 62 318 212 22,930 25,061 637 371 160 159 21,549 106 22,982	5.9000 GBP 5.9100 GBP 5.9200 GBP 5.9250 GBP 5.9300 GBP 5.9500 GBP 5.8900 GBP 5.9100 GBP 5.9150 GBP 5.9350 GBP 5.9500 GBP 5.9700 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	10 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 43

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                                             (Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	11 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	16,710,116	(1.3974%)	0	(0.0%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	16,710,116	(1.3974%)	0	(0.0%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase TOTAL: Sale TOTAL:	3,132 4,543 7,675 144,000 144,000	6.6800 GBP 6.6850 GBP 6.6800 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	12 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 44

 FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                     (Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	11 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,939,783	(1.2550%)	549,132	(0.0432%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1576%)
Total	16,939,783	(1.3337%)	2,549,132	(0.2007%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase TOTAL: Sale Sale Sale Sale Sale TOTAL:	54 3,362 19,170 4,471 5,049 11,319 10,874 3,608 305 650 58,862 45 50,000 57,000 65,000 15,000 187,045	5.9400 GBP 5.9450 GBP 5.9500 GBP 5.9550 GBP 5.9600 GBP 5.9650 GBP 5.9700 GBP 5.9850 GBP 6.0200 GBP 6.0300 GBP 5.9550 GBP 5.9707 GBP 6.0100 GBP 6.0300 GBP 6.0350 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	12 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 45

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	11 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	22,793,914	(1.0210%)	764,788	(0.0342%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,263,100	(0.1013%)	4,515,477	(0.2022%)
Total	25,057,014	(1.1223%)	5,280,265	(0.2364%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

TOTAL:

2,000
1,000
3,000
2,000
3,430
500
3,430
2,168
5,487
3,502
4,106
1,903
1,742
2,102
558
578
2,693
800
189,883
769
179
97
192
193
6,548
4,000

242,860

900
352
451
621,500
16
96
1,033
20,000
81
3,300
270

647,999

16.5000 GBP
16.5100 GBP
16.5300 GBP
16.5400 GBP
16.5500 GBP
16.5600 GBP
16.5700 GBP
16.5800 GBP
16.5900 GBP
16.6000 GBP
16.6100 GBP
16.6200 GBP
16.6300 GBP
16.6400 GBP
16.6500 GBP
16.6700 GBP
16.6800 GBP
16.6900 GBP
16.6967 GBP
16.7000 GBP
16.7100 GBP
16.7400 GBP
16.7500 GBP
16.7700 GBP
17.0000 GBP
17.0000 GBP

16.5400 GBP
16.5600 GBP
16.6300 GBP
16.6500 GBP
16.6700 GBP
16.6800 GBP
16.7100 GBP
16.7300 GBP
16.9900 GBP
16.6460 GBP
16.5700 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Jun 2008 Call Warrant	Written	20,900	18.0000 GBP	American	12 June 2008	0.2500 EUR
Jun 2008 Call Warrant	Written	19,100	18.0000 GBP	American	12 June 2008	0.2500 EUR
Jun 2008 Call Warrant	Written	50,000	18.0000 GBP	American	12 June 2008	0.2500 EUR
Dec 2008 Call Warrant	Written	18,000	23.0000 GBP	American	11 Dec 2008	0.1800 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	12 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	9,000	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	16,000	19.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	23,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	68,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	120,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	36,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	231,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	290,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	18,075	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	24,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	116,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	25,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Jan 2008 Call	Written	500,000	16.00 GBP	American	18 Jan 2008
Dec 2007 Call	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	500,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put	Written	250,000	15.00 GBP	American	21 Dec 2007
Apr 2008 Put	Written	110,000	10.00 GBP	American	11 Apr 2008
Apr 2008 Put	Purchased	110,000	10.00 GBP	American	11 Apr 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	11 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,953,259	(0.0581%)	4,217,056	(0.1256%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,953,259	(0.0581%)	4,217,056	(0.1256%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase TOTAL:	550,000 4,722 554,722	43.4700 AUD 44.1300 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	12 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 46

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                            (Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	12 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	16,596,348	(1.3879%)	24,647	(0.0020%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	16,596,348	(1.3879%)	24,647	(0.0020%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase TOTAL: Sale Sale TOTAL:	4,974 553 5,527 603 143,339 143,942	6.6750 GBP 6.6800 GBP 6.6850 GBP 6.6900 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	13 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure 47

                                                   FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	12 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,947,334	(1.2556%)	549,132	(0.0432%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1576%)
Total	16,947,334	(1.3343%)	2,549,132	(0.2008%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase TOTAL: Sale Sale Sale Sale Sale Sale Sale TOTAL:	5,251 338 213 318 106 371 963 1,508 212 371 212 9,863 319 318 159 53 265 986 212 2,312	5.9000 GBP 5.9600 GBP 5.9650 GBP 5.9900 GBP 5.9950 GBP 6.0050 GBP 6.0100 GBP 6.0150 GBP 6.0350 GBP 6.0400 GBP 6.0650 GBP 5.9650 GBP 5.9750 GBP 5.9800 GBP 5.9850 GBP 6.0050 GBP 6.0200 GBP 6.0500 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	13 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 48

                                                                                                                                                                                          FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	11 December 2007

AMENDMENT : Trading and Positions in BHP Billiton Plc on 11th December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	22,228,914	(0.9957%)	764,788	(0.0342%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,263,100	(0.1013%)	4,515,477	(0.2022%)
Total	24,492,014	(1.0970%)	5,280,265	(0.2364%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale*

TOTAL:

2,000
1,000
3,000
2,000
3,430
500
3,430
2,168
5,487
3,502
4,106
1,903
1,742
2,102
558
578
2,693
800
189,883
769
179
97
192
193
6,548
4,000

242,860
900
352
451
16
96
1,033
20,000
81
3,300
270
1,186,500

1,212,999

16.5000 GBP
16.5100 GBP
16.5300 GBP
16.5400 GBP
16.5500 GBP
16.5600 GBP
16.5700 GBP
16.5800 GBP
16.5900 GBP
16.6000 GBP
16.6100 GBP
16.6200 GBP
16.6300 GBP
16.6400 GBP
16.6500 GBP
16.6700 GBP
16.6800 GBP
16.6900 GBP
16.6967 GBP
16.7000 GBP
16.7100 GBP
16.7400 GBP
16.7500 GBP
16.7700 GBP
17.0000 GBP
17.0000 GBP

16.5400 GBP
16.5600 GBP
16.6300 GBP
16.6700 GBP
16.6800 GBP
16.7100 GBP
16.7300 GBP
16.9900 GBP
16.6460 GBP
16.5700 GBP
16.6500 GBP

* Late booking on 12.12.2007: Sale of 565,000 @ 16.6500 GBP. Amount of 621,500 amended to 1,186,500

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Jun 2008 Call Warrant	Written	20,900	18.0000 GBP	American	12 June 2008	0.2500 EUR
Jun 2008 Call Warrant	Written	19,100	18.0000 GBP	American	12 June 2008	0.2500 EUR
Jun 2008 Call Warrant	Written	50,000	18.0000 GBP	American	12 June 2008	0.2500 EUR
Dec 2008 Call Warrant	Written	18,000	23.0000 GBP	American	11 Dec 2008	0.1800 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	12 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	9,000	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	16,000	19.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	23,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	68,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	120,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	36,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	231,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	290,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	18,075	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	24,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	116,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	25,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Jan 2008 Call	Written	500,000	16.00 GBP	American	18 Jan 2008
Dec 2007 Call	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	500,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put	Written	250,000	15.00 GBP	American	21 Dec 2007
Apr 2008 Put	Written	110,000	10.00 GBP	American	11 Apr 2008
Apr 2008 Put	Purchased	110,000	10.00 GBP	American	11 Apr 2008
Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

         FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	11 December 2007

AMENDMENT : Trading and Positions in BHP Billiton Ltd on 11th December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,953,259	(0.0581%)	3,717,056	(0.1106%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,953,259	(0.0581%)	3,717,056	(0.1106%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase* Purchase TOTAL:	1,050,000 4,722 1,054,722	43.4700 AUD 44.1300 AUD

* Late booking on 12.12.2007: Purchase of 500,000 @ 43.4700 AUD. Amount of 550,000 amended to 1,050,000

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	12 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 49

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	12 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	22,704,420	(1.0170%)	774,036	(0.0346%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,263,100	(0.1013%)	4,577,477	(0.2050%)
Total	24,967,520	(1.1183%)	5,351,513	(0.2396%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

TOTAL:

37
228,000
685
675
96
489
1,217
9,640
361
673
584
2,500
96
96
96
1,613
553
900
90
1,448
500,000
481
96
30,000
20,000
20,000
3,951

824,377

96
2,363
192
289
7654
1016
192
193
426
96
342
282,750
960
25,000
36,000
233

357,802

16.1500 GBP
16.2860 GBP
16.2900 GBP
16.3000 GBP
16.3100 GBP
16.3200 GBP
16.3300 GBP
16.3400 GBP
16.3500 GBP
16.3600 GBP
16.3700 GBP
16.4000 GBP
16.4300 GBP
16.4800 GBP
16.5600 GBP
16.5700 GBP
16.5800 GBP
16.5900 GBP
16.6100 GBP
16.6400 GBP
16.6689 GBP
16.6800 GBP
16.7000 GBP
16.4000 GBP
16.5550 GBP
16.6900 GBP
16.3670 GBP

16.2800 GBP
16.2900 GBP
16.3000 GBP
16.3200 GBP
16.3600 GBP
16.3700 GBP
16.4300 GBP
16.4700 GBP
16.6000 GBP
16.6100 GBP
16.6300 GBP
16.6353 GBP
16.7200 GBP
16.6600 GBP
16.3670 GBP
16.3000 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Jun 2008 Call Warrant	Written	50,000	18.0000 GBP	American	12 June 2008	0.2400 EUR
Dec 2008 Call Warrant	Written	5,000	19.0000 GBP	American	11 Dec 2008	0.3000 EUR
Dec 2008 Call Warrant	Written	7,000	19.0000 GBP	American	11 Dec 2008	0.3000 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	13 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	9,000	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	16,000	19.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	23,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	68,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	170,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	36,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	231,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	302,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	18,075	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	24,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	116,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	25,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Jan 2008 Call	Written	500,000	16.00 GBP	American	18 Jan 2008
Dec 2007 Call	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	500,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put	Written	250,000	15.00 GBP	American	21 Dec 2007
Apr 2008 Put	Written	110,000	10.00 GBP	American	11 Apr 2008
Apr 2008 Put	Purchased	110,000	10.00 GBP	American	11 Apr 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	12 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,953,259	(0.0581%)	3,723,456	(0.1108%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,953,259	(0.0581%)	3,723,456	(0.1108%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase TOTAL: Sale Sale TOTAL:	250,000 250,000 200,000 56,400 256,400	43.47 AUD 43.11 AUD 44.02 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	13 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 50

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	13 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	16,603,495	(1.3885%)	24,647	(0.0020%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	16,603,495	(1.3885%)	24,647	(0.0020%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase TOTAL:	7,147 7,147	6.6900 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	14 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 51

                                                                                                                                          FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	13 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,948,507	(1.2557%)	549,132	(0.0432%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1574%)
Total	16,948,507	(1.3344%)	2,549,132	(0.2006%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase TOTAL: Sale Sale TOTAL:	10,000 212 483 587 50 11,332 159 10,000 10,159	5.8800 GBP 5.9450 GBP 5.9900 GBP 6.0000 GBP 6.0250 GBP 5.9950 GBP 6.0500 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	14 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 52

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	13 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	22,516,163	(1.0085%)	783,036	(0.0350%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,363,100	(0.1058%)	4,620,577	(0.2069%)
Total	24,879,263	(1.1143%)	5,403,613	(0.2419%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase TOTAL: Sale Sale Sale Sale Sale Sale TOTAL:	192 2,097 192 97 576 192 193 193 10 96 193 2,500 192 23,231 30,000 3,100 63,054 640 481 250,000 192 4,000 5,000 260,313

15.8800 GBP
15.9300 GBP
15.9700 GBP
16.0000 GBP
16.0100 GBP
16.0200 GBP
16.0300 GBP
16.0600 GBP
16.3000 GBP
16.3500 GBP
16.3600 GBP
16.4000 GBP
16.4100 GBP
15.9760 GBP
16.0000 GBP
15.7000 GBP

15.8600 GBP
15.9000 GBP
15.9330 GBP
16.0000 GBP
15.7000 GBP
15.8610 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Jun 2008 Call Warrant	Written	5,000	14.0000 GBP	American	12 June 2008	0.5000 EUR
Jun 2008 Call Warrant	Written	5,000	14.0000 GBP	American	12 June 2008	0.4600 EUR
Dec 2008 Call Warrant	Written	5,000	19.0000 GBP	American	11 Dec 2008	0.2600 EUR
Jun 2009 Call Warrant	Written	3,000	20.0000 GBP	American	18 June 2009	0.3400 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	14 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	9,000	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	16,000	19.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	23,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	78,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	170,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	36,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	231,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	307,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	18,075	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	24,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	119,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	25,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	50,000	11.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	50,000	12.0000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Jan 2008 Call	Written	500,000	16.00 GBP	American	18 Jan 2008
Dec 2007 Call	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	500,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put	Written	250,000	15.00 GBP	American	21 Dec 2007
Apr 2008 Put	Written	110,000	10.00 GBP	American	11 Apr 2008
Apr 2008 Put	Purchased	110,000	10.00 GBP	American	11 Apr 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	13 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,958,259	(0.0583%)	3,573,456	(0.1064%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,958,259	(0.0583%)	3,573,456	(0.1064%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase TOTAL:	150,000 5,000 155,000	43.30 AUD 43.38 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	14 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 53

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	10 December 2007

AMENDMENT : Trading and Positions in BHP Billiton Plc on 10 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,203,081	(1.0393%)	766,815	(0.0343%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,363,100	(0.1058%)	4,432,577	(0.1985%)
Total	25,566,181	(1.1451%)	5,199,392	(0.2328%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

TOTAL:

338
963
2,449
16
97
355
35,853
956
1,056
2,028
2,014
3,285
24,019
14,372
14,591
32,096
33,369
14,226
96
1,059
578
5,000
4,000
30,000

222,816

250,000
97
1,514
1,059
35,155
520
345
578
140,000
672
27,649
75,000
7,430
24,300

564,319

16.6700 GBP
16.6800 GBP
16.7300 GBP
16.7400 GBP
16.7500 GBP
16.7600 GBP
16.7700 GBP
16.7900 GBP
16.8100 GBP
16.8300 GBP
16.8400 GBP
16.8500 GBP
16.8600 GBP
16.8700 GBP
16.8800 GBP
16.8900 GBP
16.9000 GBP
16.9100 GBP
16.9200 GBP
16.9300 GBP
16.9800 GBP
16.8500 GBP
16.7700 GBP
16.8480 GBP

 16.6606 GBP
16.7200 GBP
16.7300 GBP
16.7500 GBP
16.7700 GBP
16.7900 GBP
16.8300 GBP
16.8500 GBP
16.8836 GBP
16.8900 GBP
17.0000 GBP
16.8960 GBP
16.6900 GBP
16.7810 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Mar 2008 Call Warrant*	Written	1,600	17.0000 GBP	American	13 March 2008	0.2300 EUR
Jun 2008 Call Warrant	Purchased	5,000	14.0000 GBP	American	12 June 2008	0.5600 EUR
Dec 2008 Call Warrant	Purchased	5,000	19.0000 GBP	American	11 Dec 2008	0.3400 EUR
Dec 2008 Call Warrant	Written	9,100	21.0000 GBP	American	11 Dec 2008	0.2400 EUR
Dec 2007 Put Option	Written	50,000**	11.0000 GBP	American	21 Dec 2007	1.0000 GBP
Dec 2007 Put Option	Written	50,000**	12.0000 GBP	American	21 Dec 2007	1.0000 GBP

* Amendment of product type name

** Amendment: previously undisclosed

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	17 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500*	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	9,000**	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	16,000	19.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	23,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	68,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	30,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	36,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	231,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	290,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	18,075	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	116,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	25,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	50,000***	11.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	50,000***	12.0000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Jan 2008 Call	Written	500,000	16.00 GBP	American	18 Jan 2008
Dec 2007 Call	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	500,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put	Written	250,000	15.00 GBP	American	21 Dec 2007
Apr 2008 Put	Written	110,000	10.00 GBP	American	11 Apr 2008
Apr 2008 Put	Purchased	110,000	10.00 GBP	American	11 Apr 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	10 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,948,537	(0.0580%)	4,767,056	(0.1419%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,948,537	(0.0580%)	4,767,056	(0.1419%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase TOTAL:	200,000 175,000 375,000	43.6200 AUD 43.6700 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	17 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 54

                                                                                                                                           FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	14 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,949,437	(1.2557%)	684,132	(0.0538%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1574%)
Total	16,949,437	(1.3344%)	2,684,132	(0.2112%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase TOTAL: Sale Sale Sale Sale Sale Sale Sale Sale Sale TOTAL:	270 332 212 236 1,050 33,000 23,120 4,000 15,000 20,000 5,000 10,000 20,000 5,000 135,120	6.0800 GBP 6.0850 GBP 6.0950 GBP 6.1350 GBP 6.0750 GBP 6.0800 GBP 6.0850 GBP 6.0900 GBP 6.1250 GBP 6.1300 GBP 6.1350 GBP 6.1400 GBP 6.1450 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	17 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk>

Enclosure 55

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	14 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	16,103,852	(1.3467%)	24,647	(0.0020%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	16,103,852	(1.3467%)	24,647	(0.0020%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase TOTAL: Sale TOTAL:	357 357 500,000 500, 000	6.6900 GBP 6.7000 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	17 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 56

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus for The Royal Bank of Scotland Group plc/The Royal Bank of Scotland plc £45,000,000,000 Euro Medium Term Note Programme

To view the full Supplementary Prospectus, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0736k_-2007-12-17.pdf

The document above is also available to the public for inspection at the UK Listing Authority’s Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Documents Incorporated by Reference

Supplementary Prospectus dated 14 August 2007 issued by The Royal Bank of Scotland Group plc in connection with the proposed issue and admission to listing of up to 556,143,700 new shares of RBSG, supplementing the prospectus dated 20 July 2007. To view the full document, please paste the following URL into the address bar of your browser:

www.rns-pdf.londonstockexchange.com/rns/4004e_1-2007-9-24.pdf

Pre-close Trading Update published by The Royal Bank of Scotland Group plc on 6 December 2007 (pages 2 to 6 inclusive, save for the first and last sentences of the first paragraph under the heading “RBS excluding ABN AMRO”). To view the full document, please paste the following URL into the address bar of your browser:

http://www.londonstockexchange.com/LSECWS/IFSPages/MarketNewsPopup.aspx?id=1648792&source=RNS

For further information, please contact:

Ron Huggett

Director, Capital Management & Securitisation

The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL:      020 7085 4925

FAX:     020 7293 9966

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 57

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	14 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	22,580,329	(1.0114%)	1,102,036	(0.0493%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,363,100	(0.1058%)	4,570,102	(0.2047%)
Total	24,943,429	(1.1172%)	5,672,138	(0.2540%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

813
96
6,417
6,000
634
842
96
5,454
1,500
96
600
825
458
1,806
1,000
289
25,989
645
621
646
718
1,252
1,886
1,877
1,281
646
1,225
638
646
636
632
648

5,756
26,000
20,000
25,000
50,000

800
1,657
18,285

5,000
4,000
5,000
5,000
300,000
43,758

65,000

15.2800 GBP
15.3300 GBP
15.3400 GBP
15.3500 GBP
15.3600 GBP
15.3700 GBP
15.3800 GBP
15.3900 GBP
15.4000 GBP
15.4100 GBP
15.4200 GBP
15.4300 GBP
15.4400 GBP
15.4500 GBP
15.4700 GBP
15.4800 GBP
15.4900 GBP
15.5400 GBP
15.7100 GBP
15.7600 GBP
15.7700 GBP
15.7900 GBP
15.8000 GBP
15.8100 GBP
15.8200 GBP
15.8300 GBP
15.8500 GBP
15.8800 GBP
15.9000 GBP
15.9100 GBP
15.9400 GBP
15.9500 GBP

15.6810 GBP
15.8320 GBP
15.6380 GBP
15.5000 GBP
15.3200 GBP

15.3800 GBP
15.4500 GBP
15.6029 GBP

15.4700 GBP
15.3340 GBP
15.3200 GBP
15.2510 GBP
15.4440 GBP
15.4500 GBP
15.4690 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Dec 2008 Call Warrant	Purchase	50,000	19.0000 GBP	American	11 Dec 2008	0.2200 EUR
Dec 2008 Call Warrant	Purchase	475	21.0000 GBP	American	11 Dec 2008	0.1500 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	17 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	9,000	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	16,000	19.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	23,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	78,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	170,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	36,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	231,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	257,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	17600	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	24,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	119,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	25,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	50,000	11.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	50,000	12.0000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Jan 2008 Call	Written	500,000	16.00 GBP	American	18 Jan 2008
Dec 2007 Call	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	500,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put	Written	250,000	15.00 GBP	American	21 Dec 2007
Apr 2008 Put	Written	110,000	10.00 GBP	American	11 Apr 2008
Apr 2008 Put	Purchased	110,000	10.00 GBP	American	11 Apr 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	14 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,955,973	(0.0582%)	3,785,956	(0.1127%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,955,973	(0.0582%)	3,785,956	(0.1127%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale Sale	212,500 2,286	42.26 AUD 43.89 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	17 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 58

Royal Bank of Scotland plc – Corporate Loans Securitisation

THE ROYAL BANK OF SCOTLAND GROUP COMPLETES ITS PLANNED SECURITISATION OF CORPORATE LOANS

17 December 2007

The Royal Bank of Scotland Group is pleased to announce that The Royal Bank of Scotland plc will synthetically securitise part of its UK, US and European corporate loan portfolio under the funding programme known as Arran Corporate Loans .

The transaction, a partially funded synthetic securitisation with a senior CDS, has a total size of US$9.6bn.
For the funded part, 6 classes of credit linked notes rated by Moody’s will be issued in US Dollars.

The CLN issue has been privately placed.

This announcement should not be construed as an offer or solicitation to buy or sell the Securities or any other securities, or any interest in any securities, and nothing herein should be construed as a recommendation or advice to invest in any securities. The investments and investment services referred to herein are available only to persons to whom this material may be lawfully delivered in accordance with applicable securities laws. This includes any sale of Securities in any State of the United States in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the Securities Laws of any such State. This material is not available to private customers within the meaning of the rules of the Financial Services Authority.

For further information, please contact:

The Royal Bank of Scotland Group plc

Richard O’Connor
Head of Investor Relations
280 Bishopsgate
London
EC2M 4RB
Tel: +44 (0)20 7672 1758

Enclosure 59

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	3 December 2007

AMENDMENT : Trading and Positions in BHP Billiton Plc on 3 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,048,569	(1.0324%)	792,050	(0.0350%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,853,100	(0.1278%)	4,790,149	(0.2122%)
Total	25,901,669	(1.1602%)	5,582,199	(0.2473%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase* TOTAL: Sale Sale Sale Sale TOTAL:	2,020 200 1,794 520 106 318 100,000 40,000 119,490 20,000 2,000 2,000 55,000 343,448 296 162 502 4,720 5,680

15.7700 GBP
15.8200 GBP
15.8400 GBP
15.8500 GBP
15.8600 GBP
15.8900 GBP
16.0000 GBP
15.7560 GBP
16.0070 GBP
15.8450 GBP
15.9000 GBP
16.1000 GBP
16.2400 GBP

15.8100 GBP
15.8300 GBP
15.8800 GBP
16.2400 GBP

* Late booking on the 14th December 2007: Purchase of 55,000 @ 16.2400 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varyingProduct name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Dec 2008 Call Warrant	Purchase	7,000	19.0000 GBP	American	11 Dec 2008	0.2700 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	18 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	26,000	19.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	32,727	21.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	22,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	68,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	30,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	32,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	229,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	270,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	8,975	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	118,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	23,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call Option	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Purchased	1,000,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Call Option	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put Option	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	3 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	769,386	(0.0229%)	4,767,056	(0.1419%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	769,386	(0.0229%)	4,767,056	(0.1419%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	100,000	43.10 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	18 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 60

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	4 December 2007

AMENDMENT : Trading and Positions in BHP Billiton Plc on 4 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	22,858,535	(1.0239%)	540,223	(0.0239%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,853,100	(0.1278%)	4,779,877	(0.2117%)
Total	25,711,635	(1.1517%)	5,320,100	(0.2356%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase*

TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

TOTAL:

4,000
174
463
327
293
637
2,295
162
968
1,000
2,415
2,000
481
211,818
607
289
2,188
289
1,203
15,000
15,000
204,000
35,321
52,000
1,800
22,399
250,000
30,000

857,129

97
385
2,532
85,000
209
22,399
301,165
283,750

695,537

15.5200 GBP
15.5500 GBP
15.5600 GBP
15.5700 GBP
15.5800 GBP
15.5900 GBP
15.6000 GBP
15.6100 GBP
15.6200 GBP
15.6400 GBP
15.6500 GBP
15.6600 GBP
15.7000 GBP
15.7100 GBP
15.7200 GBP
15.7300 GBP
15.7700 GBP
15.8700 GBP
15.8900 GBP
15.6900 GBP
15.7460 GBP
15.6780 GBP
15.6500 GBP
15.6120 GBP
15.6300 GBP
15.7550 GBP
15.8452 GBP
15.9200 GBP

15.6700 GBP
15.7200 GBP
15.7700 GBP
15.5650 GBP
15.5300 GBP
15.7550 GBP
16.0932 GBP
16.1308 GBP

* Due to late booking on 14th December
(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varyingProduct name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Mar 2008 Call Warrant	Purchase	27,272	21.0000 GBP	American	13 Mar 2008	0.0370 EUR
Mar 2008 Call Warrant	Purchase	5,000	21.0000 GBP	American	13 Mar 2008	0.0320 EUR
Jun 2008 Call Warrant	Written	5,000	14.0000 GBP	American	12 June 2008	0.4600 EUR
Dec 2008 Call Warrant	Written	25,000	19.0000 GBP	American	11 Dec 2008	0.2500 EUR
Dec 2008 Call Warrant	Written	5,000	19.0000 GBP	American	11 Dec 2008	0.2600 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	18 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	26,000	19.0000 GBP	American	13 March 2008
Mar2008Call Warrant	Written	0	21.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	22,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	73,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	30,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	32,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	229,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	300,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	8,975	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	118,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	23,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call Option	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Purchased	1,000,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Call Option	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put Option	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	4 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,173,602	(0.0349%)	4,767,056	(0.1419%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,173,602	(0.0349%)	4,767,056	(0.1419%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase TOTAL: Sale Sale Sale TOTAL:	2,597 15,427 265,344 250,000 533,368 2,597 111,128 15,427 129,152	42.65 AUD 43.10 AUD 43.12 AUD 43.18 AUD 42.65 AUD 43.06 AUD 43.10 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	18 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 62

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	5 December 2007

AMENDMENT : Trading and Positions in BHP Billiton Plc on 5 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,171,711	(1.0379%)	531,696	(0.0235%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,853,100	(0.1278%)	4,839,877	(0.2144%)
Total	26,024,811	(1.1657%)	5,371,573	(0.2379%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase*
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

TOTAL:

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

TOTAL:

125,000 360 351 1,469 96 7,903 30,815 289 385 680 192 396 192 771 770 1,157 97 1,000 144,106 385 638 1,319 891 22,000 7,000 348,262 289 385 97 289 482 96 192 5,621 386 4,333 97 4,000 283 16,550

15.8953 GBP
15.8900 GBP
15.9200 GBP
15.9400 GBP
15.9500 GBP
15.9600 GBP
16.0000 GBP
16.0200 GBP
16.0300 GBP
16.0400 GBP
16.0500 GBP
16.0600 GBP
16.0900 GBP
16.1400 GBP
16.2500 GBP
16.2600 GBP
16.2700 GBP
16.3000 GBP
16.3200 GBP
16.3800 GBP
16.4000 GBP
16.4100 GBP
16.4300 GBP
16.4490 GBP
16.4000 GBP

15.8100 GBP
15.8900 GBP
15.9100 GBP
15.9200 GBP
15.9300 GBP
15.9400 GBP
15.9500 GBP
15.9600 GBP
15.9800 GBP
15.9900 GBP
16.0800 GBP
16.3900 GBP
16.4700 GBP

Late booking on the 14th December 2007: Purchase of 30,000 @ 16.0000 GBP – Amount of 815 amended to 30,815

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varyingProduct name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Mar 2008 Call Warrant	Written	50,000	19.0000 GBP	American	13March 2008	0.0910 EUR
Jun 2008 Call Warrant	Written	1,000	10.0000 GBP	American	12 June 2008	0.9700 EUR
Jun 2008 Call Warrant	Written	5,000	14.0000 GBP	American	12 June 2008	0.4800 EUR
Dec 2008 Call Warrant	Written	2,000	15.0000 GBP	American	11 Dec 2008	0.4900 EUR
Jun 2009 Call Warrant	Written	2,000	24.0000 GBP	American	18 June 2009	0.2000 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	6 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	7,400	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	76,000	19.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	23,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	78,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	30,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	32,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	231,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	300,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	8,975	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	6,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	118,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	25,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call Option	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call Option	Purchased	1,000,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Call Option	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put Option	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	5 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,004,085	(0.0298%)	4,767,056	(0.1419%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,004,085	(0.0298%)	4,767,056	(0.1419%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	94,000 263,517	43.00 AUD 42.90 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	6 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 62

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	17 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	16,102,578	(1.3332%)	24,647	(0.0020%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	16,102,578	(1.3332%)	24,647	(0.0020%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase TOTAL: Sale Sale TOTAL:	100 400 1,400 1900 258 131 389	6.6650 GBP 6.6700 GBP 6.6750 GBP 6.6600 GBP 6.6650 GBP
(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	18 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 63

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	17 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,953,403	(1.2561%)	677,950	(0.0533%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1574%)
Total	16,953,403	(1.3348%)	2,677,950	(0.2107%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase TOTAL: Sale Sale TOTAL:	247 659 529 53 265 477 9,000 11,230 1,029 53 1,082	6.0350 GBP 6.0400 GBP 6.0450 GBP 6.0500 GBP 6.0550 GBP 6.0650 GBP 6.0800 GBP 6.0350 GBP 6.0500 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	18 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 64

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	17 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,242,896	(1.0411%)	1,036,278	(0.0464%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,363,100	(0.1058%)	4,328,852	(0.1939%)
Total	25,605,996	(1.1469%)	5,365,130	(0.2403%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

4,360 193 3,043 577 71 96 1,001 193 1,550 673 963 200 192 112,500 30,000 50,000 25,000 2,766 2,180 192 289 551 1,100 785 252 96 192 710 60,000 10,000 5,000 10,000 9,000 5,000 10,000 20,000 5,800

14.8250 GBP
14.8300 GBP
14.8600 GBP
14.9200 GBP
14.9300 GBP
14.9500 GBP
14.9600 GBP
15.0500 GBP
15.0600 GBP
15.0900 GBP
15.1000 GBP
15.1100 GBP
15.1200 GBP

15.0600 GBP
15.0620 GBP
14.9320 GBP
14.7800 GBP

14.8300 GBP
14.8500 GBP
14.8600 GBP
14.8800 GBP
14.9500 GBP
15.0400 GBP
15.0500 GBP
15.0600 GBP
15.0700 GBP
15.0800 GBP
15.1000 GBP

14.8800 GBP
15.0900 GBP
15.0810 GBP
15.0490 GBP
14.9600 GBP
14.9000 GBP
14.7800 GBP
15.0300 GBP

14.7800 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Dec 2007 Call Warrant	Purchase	40,000	16.0000 GBP	American	20 Dec 2007	0.0020 EUR
Dec 2008 Call Warrant	Purchase	634	14.0000 GBP	American	11 Dec 2008	0.4600 EUR
Dec 2008 Call Warrant	Purchase	1,408	14.0000 GBP	American	11 Dec 2008	0.4500EUR
Dec 2008 Call Warrant	Purchase	1,408	14.0000 GBP	American	11 Dec 2008	0.4500EUR
Dec 2008 Call Warrant	Written	2,200	19.0000 GBP	American	11 Dec 2008	0.2000 EUR
Dec 2008 Call Warrant	Written	12,000	25.0000 GBP	American	11 Dec 2008	0.8300 EUR
Dec 2008 Call Warrant	Written	20,000	25.0000 GBP	American	11 Dec 2008	0.8200 EUR
Dec 2008 Call Warrant	Written	15,000	25.0000 GBP	American	11 Dec 2008	0.7800 EUR
Jun 2009 Call Warrant	Written	3,000	20.0000 GBP	American	18 June 2009	0.2500 EUR
Dec 2007 Put Option	Written	250,000	15.0000 GBP	American	21 Dec 2007	0.3200 GBP

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	18 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	2,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	9,000	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	16,000	19.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	23,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	78,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	170,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	36,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	231,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	259,500	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	17600	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	24,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	500,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	122,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	25,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	50,000	11.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	50,000	12.0000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Jan 2008 Call	Written	500,000	16.00 GBP	American	18 Jan 2008
Dec 2007 Call	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	500,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	10.00 GBP	American	11 Apr 2008
Apr 2008 Put	Purchased	110,000	10.00 GBP	American	11 Apr 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	17 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,955,619	(0.0582%)	4,575,956	(0.1362%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,955,619	(0.0582%)	4,575,956	(0.1362%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale Sale Sale Sale TOTAL:	200,000 150,000 354 440,000 790,354	40.47 AUD 40.47 AUD 40.64 AUD 40.82 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	18 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 65

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	14 December 2007

AMENDMENT : Trading and Positions in BHP Billiton Plc on 14 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,077,425	(1.0337%)	1,102,036	(0.0493%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	2,363,100	(0.1058%)	4,570,102	(0.2047%)
Total	25,440,525	(1.1395%)	5,672,138	(0.2540%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase*
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase*

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale*

813
96
6,417
6,000
634
842
96
5,454
1,500
96
600
825
458
1,902
1,000
289
25,989
645
621
646
718
1,252
1,886
1,877
1,281
646
1,225
638
646
636
632
648

5,756
26,000
20,000
25,000
50,000
500,000

800
1,657
18,285

5,000
4,000
5,000
5,000
300,000
43,758

65,000
3,000

15.2800 GBP
15.3300 GBP
15.3400 GBP
15.3500 GBP
15.3600 GBP
15.3700 GBP
15.3800 GBP
15.3900 GBP
15.4000 GBP
15.4100 GBP
15.4200 GBP
15.4300 GBP
15.4400 GBP
15.4500 GBP
15.4700 GBP
15.4800 GBP
15.4900 GBP
15.5400 GBP
15.7100 GBP
15.7600 GBP
15.7700 GBP
15.7900 GBP
15.8000 GBP
15.8100 GBP
15.8200 GBP
15.8300 GBP
15.8500 GBP
15.8800 GBP
15.9000 GBP
15.9100 GBP
15.9400 GBP
15.9500 GBP

15.6810 GBP
15.8320 GBP
15.6380 GBP
15.5000 GBP
15.3200 GBP
15.4725 GBP

15.3800 GBP
15.4500 GBP
15.6029 GBP

15.4700 GBP
15.3340 GBP
15.3200 GBP
15.2510 GBP
15.4440 GBP
15.4500 GBP
15.4690 GBP
15.4900 GBP

* Late booking on the 17th December 2007

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Dec 2008 Call Warrant	Purchase	50,000	19.0000 GBP	American	11 Dec 2008	0.2200 EUR
Dec 2008 Call Warrant	Purchase	475	21.0000 GBP	American	11 Dec 2008	0.1500 EUR

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	18 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call Warrant	Written	70,000	10.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	50,150	11.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	13,245	14.0000 GBP	American	20 Dec 2007
Dec 2007 Put Warrant	Written	80,000	14.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	42,500	16.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	32,500	17.0000 GBP	American	20 Dec 2007
Dec 2007 Call Warrant	Written	330	18.0000 GBP	American	20 Dec 2007
Mar 2008 Call Warrant	Written	9,000	17.0000 GBP	American	13 March 2008
Mar 2008 Call Warrant	Written	16,000	19.0000 GBP	American	13 March 2008
Jun 2008 Call Warrant	Written	23,000	10.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	10,000	12.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	78,473	14.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	3,000	15.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	20,300	16.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	170,000	18.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	36,500	20.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	5,400	22.0000 GBP	American	12 June 2008
Jun 2008 Call Warrant	Written	115,000	24.0000 GBP	American	12 June 2008
Dec 2008 Call Warrant	Written	18,900	11.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,000	13.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	3,450	14.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	231,500	15.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	55,225	16.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	23,800	17.0000 GBP	American	11 Dec 2008
Dec 2008 Put Warrant	Written	9,950	17.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	257,300	19.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	17600	21.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	24,700	23.0000 GBP	American	11 Dec 2008
Dec 2008 Call Warrant	Written	453,579	25.0000 GBP	American	11 Dec 2008
Jun 2009 Call Warrant	Written	9,000	16.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	2,000	18.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	119,800	20.0000 GBP	American	18 June 2009
Jun 2009 Call Warrant	Written	25,000	24.0000 GBP	American	18 June 2009
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	50,000	11.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	50,000	12.0000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Jan 2008 Call	Written	500,000	16.00 GBP	American	18 Jan 2008
Dec 2007 Call	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	500,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Dec 2007 Put	Written	250,000	15.00 GBP	American	21 Dec 2007
Apr 2008 Put	Written	110,000	10.00 GBP	American	11 Apr 2008
Apr 2008 Put	Purchased	110,000	10.00 GBP	American	11 Apr 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	14 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,955,973	(0.0582%)	3,785,956	(0.1127%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,955,973	(0.0582%)	3,785,956	(0.1127%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale Sale	212,500 2,286	42.26 AUD 43.89 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	18 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 66

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)
iii

3. Name of person discharging managerial responsibilities/director

Mr Joseph Patrick MacHale

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr Joseph Patrick MacHale

8 State the nature of the transaction
Purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired
2,200

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£4.2875

14. Date and place of transaction

17 December 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
72,200 0.00072%

16. Date issuer informed of transaction

18 December 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

18 December 2007

Enclosure 67

                                                                                                                                          FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	18 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,675,560	(1.2342%)	717,950	(0.0565%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1574%)
Total	16,675,560	(1.3129%)	2,717,950	(0.2139%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale	158,833 318 318 76,240 106 158,833 260 265 159 212 25,085 901 40,424 8,892 8,627 310,000	6.0500 GBP 6.0900 GBP 6.1000 GBP 6.1350 GBP 6.1400 GBP 6.0500 GBP 6.0550 GBP 6.0600 GBP 6.0700 GBP 6.1150 GBP 6.1300 GBP 6.1350 GBP 6.1400 GBP 6.1450 GBP 6.1500 GBP 6.1380 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	19 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 68

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Foseco Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	18 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,338,161	(2.6018%)	0	(0.0%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,338,161	(2.6018%)	0	(0.0%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,905,527	2.7563 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	19 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 69

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	18 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	18,621,500	(1.5418%)	24,647	(0.0020%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	18,621,500	(1.5418%)	24,647	(0.0020%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase TOTAL: Sale Sale TOTAL:	72,219 150,456 222,675 39,580 150,456 190,036	6.6650 GBP 6.6700 GBP 6.6650 GBP 6.6700 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	19 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 70

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	12 December 2007

AMENDMENT : Trading and Positions in Imperial Chemical Industries Plc on 12 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	16,870,610	(1.3968%)	24,647	(0.0020%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	16,870,610	(1.3968%)	24,647	(0.0020%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase* Sale Sale	4,974 553 274,262 603 143,339	6.6750 GBP 6.6800 GBP 6.6867 GBP 6.6850 GBP 6.6900 GBP

* Late booking on 18.12.2007

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	20 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 71

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	13 December 2007

AMENDMENT : Trading and Positions in Imperial Chemical Industries Plc on 13 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	17,468,183	(1.4463%)	24,647	(0.0020%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	17,468,183	(1.4463%)	24,647	(0.0020%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase*	7,147 864,688	6.6900 GBP 6.6917 GBP

* Late booking on 18.12.2007

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	20 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 72

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	14 December 2007

AMENDMENT : Trading and Positions in Imperial Chemical Industries Plc on 14 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	16,457,409	(1.3626%)	24,647	(0.0020%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	16,457,409	(1.3626%)	24,647	(0.0020%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase* Sale	357 353,557 500,000	6.6900 GBP 6.7065 GBP 6.7000 GBP

* Late booking on 18.12.2007

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	20 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 73

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	17 December 2007

AMENDMENT : Trading and Positions in Imperial Chemical Industries Plc on 17 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	17,102,578	(1.4160%)	24,647	(0.0020%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	17,102,578	(1.4160%)	24,647	(0.0020%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase* Sale Sale	100 400 1,400 1,000,000 258 131	6.6650 GBP 6.6700 GBP 6.6750 GBP 6.6967 GBP 6.6600 GBP 6.6650 GBP

* Late booking on 18.12.2007

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	20 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 74

                                                                                                                                       FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	18 December 2007

AMENDMENT : Trading and Positions in Reuters Group Plc on 18 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)
	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,575,560	(1.2267%)	717,950	(0.0565%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1574%)
Total	16,575,560	(1.3054%)	2,717,950	(0.2139%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Sale Sale Sale Sale Sale Sale Sale Sale Sale* Sale Sale	158,833 318 318 76,240 106 158,833 260 265 159 212 25,085 901 40,424 108,892 8,627 310,000	6.0500 GBP 6.0900 GBP 6.1000 GBP 6.1350 GBP 6.1400 GBP 6.0500 GBP 6.0550 GBP 6.0600 GBP 6.0700 GBP 6.1150 GBP 6.1300 GBP 6.1350 GBP 6.1400 GBP 6.1450 GBP 6.1500 GBP 6.1380 GBP

* Late booking of 100,000 on 19.12.2007

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	20 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 75

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	18 December 2007

AMENDMENT : Trading and Positions in Imperial Chemical Industries Plc on 18 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	20,621,500	(1.7074%)	24,647	(0.0020%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	20,621,500	(1.7074%)	24,647	(0.0020%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase* Purchase TOTAL: Sale Sale TOTAL:	2,072,219 150,456 2,222,675 39,580 150,456 190,036	6.6650 GBP 6.6700 GBP 6.6650 GBP 6.6700 GBP

* late booking of 2,000,000 on 19.12.2007

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	20 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 76

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	19 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	30,642,452	(2.5371%)	24,647	(0.0020%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	30,642,452	(2.5371%)	24,647	(0.0020%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase TOTAL: Sale Sale TOTAL:	10,001,355 150,456 10,151,811 129,453 1,406 130,859	6.6700 GBP 6.6750 GBP 6.6700 GBP 6.6750 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	20 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 77

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Foseco Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	19 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,484,167	(2.6937%)	165,562	(0.0995%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,484,167	(2.6937%)	165,562	(0.0995%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	146,007 165,562	2.7550 GBP 2.7525 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	20 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 78

                                                                                                                                         FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	19 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,720,392	(1.2381%)	788,532	(0.0621%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1575%)
Total	16,720,392	(1.3168%)	2,788,532	(0.2196%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Sale Sale Sale Sale Sale Sale Sale Sale	371 53 1,324 742 69 1,430 164,239 689 53 12,449 3,400 7,814 212 5,000 65,000 739	6.1250 GBP 6.1350 GBP 6.1400 GBP 6.1450 GBP 6.1650 GBP 6.1700 GBP 6.1750 GBP 6.1800 GBP 6.1400 GBP 6.1425 GBP 6.1450 GBP 6.1525 GBP 6.1700 GBP 6.1750 GBP 6.1800 GBP 6.1850 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	20 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 79

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	18 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,235,344	(1.0407%)	1,051,278	(0.0470%)
(2) Derivatives (other than options)	14,000	(0.0006%)	182,635	(0.0081%)
(3) Options and agreements to purchase/sell	2,523,000	(0.1130%)	2,410,000	(0.1079%)
Total	25,772,344	(1.1543%)	3,643,913	(0.1632%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

192
96
385
288,213
115,000
96
1,288
5,193
30,000
1,000
481
136,000
1,171
1,267

40,000

20,000

384
184
735
192
288,213
192
192
897
481
774
289
10,000
673
288
26,780
15,172
4,749
9,332
6,231
15,172

166
267,000
5,000
10,000

14.7000 GBP
14.7100 GBP
14.7300 GBP
14.7800 GBP
14.7823 GBP
14.8600 GBP
14.8800 GBP
14.8900 GBP
14.9500 GBP
14.9700 GBP
15.0200 GBP
15.1150 GBP
15.1500 GBP
15.1600 GBP

15.0530 GBP
15.1530 GBP

14.6300 GBP
14.6500 GBP
14.7200 GBP
14.7300 GBP
14.7800 GBP
14.8600 GBP
14.8700 GBP
14.8900 GBP
14.9300 GBP
14.9400 GBP
14.9500 GBP
14.9850 GBP
15.0300 GBP
15.1000 GBP
15.1100 GBP
15.1200 GBP
15.1300 GBP
15.1400 GBP
15.1700 GBP
15.1800 GBP

15.1600 GBP
15.0000 GBP
14.9800 GBP
14.9500 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Dec 2007 Call Warrant	0	7,000	0.6600 EUR
Dec2007 Call Warrant	0	250	0.0010 EUR
Dec2007 Call Warrant	1,250	2,000	0.0010 EUR

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Dec 2007 Call Option	Written	300,000	14.0000 GBP	American	21 Dec 2007	1.06 GBP

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	20 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	50,000	11.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	50,000	12.0000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call	Written	300,000	14.00 GBP	American	21 Dec 2007
Jan 2008 Call	Written	500,000	16.00 GBP	American	18 Jan 2008
Dec 2007 Call	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	500,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	10.00 GBP	American	11 Apr 2008
Apr 2008 Put	Purchased	110,000	10.00 GBP	American	11 Apr 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	18 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	2,355,619	(0.0701%)	4,675,956	(0.1392%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	2,355,619	(0.0701%)	4,675,956	(0.1392%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	400,000 100,000	40.23 AUD 40.09 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	20 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 80

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	20 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	419,373	(0.0347%)	7,166	(0.0006%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	419,373	(0.0347%)	7,166	(0.0006%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	7,166	6.6700 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	21 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 81

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Foseco Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	20 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,484,168	(2.6937%)	165,562	(0.0995%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,484,168	(2.6937%)	165,562	(0.0995%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	102,228 102,228	2.7525 GBP 2.7525 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	21 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 82

                                                                                                                                             FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	20 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,992,106	(1.2601%)	828,916	(0.0653%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1575%)
Total	16,992,106	(1.3388%)	2,828,916	(0.2228%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase TOTAL: Sale Sale Sale Sale Sale TOTAL:	4,729 372 270,951 797 106 7,683 284,638 353 4,835 53 470 47,597 53,308	6.1750 GBP 6.1800 GBP 6.1900 GBP 6.1950 GBP 6.2000 GBP 6.2300 GBP 6.1700 GBP 6.1750 GBP 6.1900 GBP 6.2100 GBP 6.2300 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	21 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 83

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Imperial Chemical Industries Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 1.00
Date of dealing	19 December 2007

AMENDMENT : Trading and Positions in Imperial Chemical Industries Plc on 19 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	378,786	(0.0314%)	0	(0.0%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	378,786	(0.0314%)	0	(0.0%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase* TOTAL: Sale Sale Sale* TOTAL:	10,001,355 150,456 214,040 10,365,851 129,453 1,406 30,412,472 30,543,331	6.6700 GBP 6.6750 GBP 6.7000 GBP 6.6700 GBP 6.7500 GBP 6.7000 GBP

     * Late booking on 20.12.2007

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	21 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 84

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	19 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,541,789	(1.0545%)	1,066,278	(0.0477%)
(2) Derivatives (other than options)	14,010	(0.0006%)	195,885	(0.0087%)
(3) Options and agreements to purchase/sell	2,523,000	(0.1130%)	2,410,000	(0.1079%)
Total	26,078,799	(1.1681%)	3,672,163	(0.1643%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale	96 96 1,285 437 3,481 672 384 576 480 1,058 10,098 2,596 385 288,502 17,505 96 504 288 707 481 3,298 5,255 385 668 7,000 5,000 5,000 5,000

14.8200 GBP
14.8300 GBP
14.8500 GBP
14.8600 GBP
14.8800 GBP
14.8900 GBP
14.9000 GBP
14.9100 GBP
14.9200 GBP
14.9300 GBP
14.9500 GBP
15.0000 GBP
15.0100 GBP
15.0200 GBP
14.9134 GBP

14.8300 GBP
14.8500 GBP
14.8800 GBP
14.8900 GBP
14.9200 GBP
14.9350 GBP
14.9350 GBP
14.9400 GBP
14.9600 GBP
14.9700 GBP
14.9400 GBP
14.9000 GBP
14.9500 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Dec2008 Call Warrant	Short	2,500	0.1900 EUR
Dec2008 Call Warrant	Long	2,500	0.1900 EUR
Dec2008 Call Warrant	Short	3,000	0.0770 EUR
Dec2008 Call Warrant	Short	5,000	0.0770 EUR
Dec2008 Call Warrant	Short	5,000	0.0850 EUR
Jun 2009 Call Warrant	Short	250	0.1500 EUR
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	21 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	50,000	11.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	50,000	12.0000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call	Written	300,000	14.00 GBP	American	21 Dec 2007
Jan 2008 Call	Written	500,000	16.00 GBP	American	18 Jan 2008
Dec 2007 Call	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	500,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	10.00 GBP	American	11 Apr 2008
Apr 2008 Put	Purchased	110,000	10.00 GBP	American	11 Apr 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	19December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	2,595,619	(0.0772%)	4,425,803	(0.1317%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	2,595,619	(0.0772%)	4,425,803	(0.1317%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Sale	240,000 300,000 51,847	40.20 AUD 40.57 AUD 40.75 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	21 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 85

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	20 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	25,010,352	(1.1202%)	1,071,381	(0.0479%)
(2) Derivatives (other than options)	995	(0.0000%)	193,278	(0.0087%)
(3) Options and agreements to purchase/sell	2,523,000	(0.1130%)	2,410,000	(0.1079%)
Total	27,534,347	(1.2332%)	3,674,659	(0.1645%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

250,651
1,300
91,662
241,010
79
17,950
12,132
6,481
8,581
36
813
1,131
1,820
193
289
456,000

10,000
10,000
5,000
5,000
10,000
40,000

432,408

526
4,756
6,094
15,758
10,065
21,135
13,467
10,162
2,536
7,588
25,160
11,146
8,678
229
5,000

14.8100 GBP
14.8300 GBP
14.8799 GBP
14.9000 GBP
14.9100 GBP
14.9200 GBP
14.9300 GBP
14.9400 GBP
14.9500 GBP
14.9700 GBP
14.9800 GBP
14.9900 GBP
15.0000 GBP
15.0800 GBP
15.0900 GBP
15.1066 GBP

14.9200 GBP
14.9100 GBP
14.9300 GBP
14.9300 GBP
14.9100 GBP
14.9300 GBP
14.8566 GBP

14.8100 GBP
14.8400 GBP
14.8500 GBP
14.8600 GBP
14.8700 GBP
14.8800 GBP
14.8900 GBP
14.9000 GBP
14.9100 GBP
14.9200 GBP
14.9249 GBP
14.9300 GBP
14.9500 GBP
15.0600 GBP
14.8300 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Dec 2007 Put Warrant	Short	5,015	0.000001 EUR
Dec2007 Call Warrant	Long	1,324.50	0.128600 EUR
Dec 2007 Put Warrant	Short	8,000	0.000001 EUR
Dec2007 Call Warrant	Long	1,250	0.000001 EUR
Dec2007 Call Warrant	Long	33	0.000001 EUR
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	21 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	50,000	11.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	50,000	12.0000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call	Written	300,000	14.00 GBP	American	21 Dec 2007
Jan 2008 Call	Written	500,000	16.00 GBP	American	18 Jan 2008
Dec 2007 Call	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	500,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	10.00 GBP	American	11 Apr 2008
Apr 2008 Put	Purchased	110,000	10.00 GBP	American	11 Apr 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	20 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	730,619	(0.0217%)	4,827,803	(0.1437%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	730,619	(0.0217%)	4,827,803	(0.1437%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale Sale Sale Sale Sale TOTAL:	500,000 50,000 400,000 565,000 750,000 2,265,000	35.00 AUD 37.00 AUD 40.01 AUD 44.00 AUD 46.00 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	21 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 86

                                                                                                                                          FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	20 December 2007

AMENDMENT : Trading and Positions in Reuters Group Plc on 20 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,853,974	(1.2492%)	828,916	(0.0653%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1575%)
Total	16,853,974	(1.3279%)	2,828,916	(0.2228%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Sale Sale Sale Sale Sale Sale*	4,729 372 270,951 797 106 7,683 353 4,835 53 470 47,597 138,132	6.1750 GBP 6.1800 GBP 6.1900 GBP 6.1950 GBP 6.2000 GBP 6.2300 GBP 6.1700 GBP 6.1750 GBP 6.1900 GBP 6.2100 GBP 6.2300 GBP 6.1900 GBP

* Late booking on 21.12.2007

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	24 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 87

                                                                                                                                           FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	19 December 2007

AMENDMENT : Trading and Positions in Reuters Group Plc on 19 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,561,559	(1.2262%)	788,532	(0.0621%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	1,000,000	(0.0787%)	2,000,000	(0.1575%)
Total	16,561,559	(1.3049%)	2,788,532	(0.2196%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Sale Sale Sale Sale Sale Sale Sale Sale Sale*	371 53 1,324 742 69 1,430 164,239 689 53 12,449 3,400 7,814 212 5,000 65,000 739 158,833	6.1250 GBP 6.1350 GBP 6.1400 GBP 6.1450 GBP 6.1650 GBP 6.1700 GBP 6.1750 GBP 6.1800 GBP 6.1400 GBP 6.1425 GBP 6.1450 GBP 6.1525 GBP 6.1700 GBP 6.1750 GBP 6.1800 GBP 6.1850 GBP 6.1750 GBP

* Late booking on 21.12.2007

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	24 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Written	1,000,000	6.0000 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	1,000,000	6.0000 GBP	American	21 Dec 2007

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 88

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	19 December 2007

AMENDMENT : Trading and Positions in BHP Billiton Plc on 19 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,253,576	(1.0416%)	1,066,278	(0.0477%)
(2) Derivatives (other than options)	14,010	(0.0006%)	195,885	(0.0087%)
(3) Options and agreements to purchase/sell	2,523,000	(0.1130%)	2,410,000	(0.1079%)
Total	25,790,586	(1.1552%)	3,672,163	(0.1643%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

Sale*

96 96 1,285 437 3,481 672 384 576 480 1,058 10,098 2,596 385 288,502 17,505 96 504 288 707 481 3,298 5,255 385 668 7,000 5,000 5,000 5,000 288,213

14.8200 GBP
14.8300 GBP
14.8500 GBP
14.8600 GBP
14.8800 GBP
14.8900 GBP
14.9000 GBP
14.9100 GBP
14.9200 GBP
14.9300 GBP
14.9500 GBP
15.0000 GBP
15.0100 GBP
15.0200 GBP
14.9134 GBP

14.8300 GBP
14.8500 GBP
14.8800 GBP
14.8900 GBP
14.9200 GBP
14.9350 GBP
14.9350 GBP
14.9400 GBP
14.9600 GBP
14.9700 GBP
14.9400 GBP
14.9000 GBP
14.9500 GBP
15.0200 GBP

* Late booking on 21.12.2007

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Dec2008 Call Warrant	Short	2,500	0.1900 EUR
Dec2008 Call Warrant	Long	2,500	0.1900 EUR
Dec2008 Call Warrant	Short	3,000	0.0770 EUR
Dec2008 Call Warrant	Short	5,000	0.0770 EUR
Dec2008 Call Warrant	Short	5,000	0.0850 EUR
Jun 2009 Call Warrant	Short	250	0.1500 EUR

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	24 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	50,000	11.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	50,000	12.0000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call	Written	300,000	14.00 GBP	American	21 Dec 2007
Jan 2008 Call	Written	500,000	16.00 GBP	American	18 Jan 2008
Dec 2007 Call	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	500,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	10.00 GBP	American	11 Apr 2008
Apr 2008 Put	Purchased	110,000	10.00 GBP	American	11 Apr 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	19December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	2,595,619	(0.0772%)	4,425,803	(0.1317%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	2,595,619	(0.0772%)	4,425,803	(0.1317%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Sale	240,000 300,000 51,847	40.20 AUD 40.57 AUD 40.75 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	24 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 89

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	20 December 2007

AMENDMENT : Trading and Positions in BHP Billiton Plc on 20 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	24,759,701	(1.1090%)	1,071,381	(0.0479%)
(2) Derivatives (other than options)	995	(0.0000%)	193,278	(0.0087%)
(3) Options and agreements to purchase/sell	2,523,000	(0.1130%)	2,410,000	(0.1079%)
Total	27,283,696	(1.2220%)	3,674,659	(0.1645%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale*

250,651
1,300
91,662
241,010
79
17,950
12,132
6,481
8,581
36
813
1,131
1,820
193
289
456,000

10,000
10,000
5,000
5,000
10,000
40,000

432,408

526
4,756
6,094
15,758
10,065
21,135
13,467
10,162
2,536
7,588
25,160
11,146
8,678
229
5,000
250,651

14.8100 GBP
14.8300 GBP
14.8799 GBP
14.9000 GBP
14.9100 GBP
14.9200 GBP
14.9300 GBP
14.9400 GBP
14.9500 GBP
14.9700 GBP
14.9800 GBP
14.9900 GBP
15.0000 GBP
15.0800 GBP
15.0900 GBP
15.1066 GBP

14.9200 GBP
14.9100 GBP
14.9300 GBP
14.9300 GBP
14.9100 GBP
14.9300 GBP
14.8566 GBP

14.8100 GBP
14.8400 GBP
14.8500 GBP
14.8600 GBP
14.8700 GBP
14.8800 GBP
14.8900 GBP
14.9000 GBP
14.9100 GBP
14.9200 GBP
14.9249 GBP
14.9300 GBP
14.9500 GBP
15.0600 GBP
14.8300 GBP
14.8100 GBP

* Late booking on 21.12.2007

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Dec 2007 Put Warrant	Short	5,015	0.000001 EUR
Dec2007 Call Warrant	Long	1,324.50	0.128600 EUR
Dec 2007 Put Warrant	Short	8,000	0.000001 EUR
Dec2007 Call Warrant	Long	1,250	0.000001 EUR
Dec2007 Call Warrant	Long	33	0.000001 EUR

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	24 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2007 Put Option	Written	500,000	10.0000 GBP	American	21 Dec 2007
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Dec 2007 Put Option	Written	70,000	10.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	30,000	10.5000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	50,000	11.0000 GBP	American	21 Dec 2007
Dec 2007 Put Option	Written	50,000	12.0000 GBP	American	21 Dec 2007
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Dec 2007 Call	Written	300,000	14.00 GBP	American	21 Dec 2007
Jan 2008 Call	Written	500,000	16.00 GBP	American	18 Jan 2008
Dec 2007 Call	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	500,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	10.00 GBP	American	11 Apr 2008
Apr 2008 Put	Purchased	110,000	10.00 GBP	American	11 Apr 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	20 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	730,619	(0.0217%)	4,827,803	(0.1437%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	730,619	(0.0217%)	4,827,803	(0.1437%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale Sale Sale Sale Sale TOTAL:	500,000 50,000 400,000 565,000 750,000 2,265,000	35.00 AUD 37.00 AUD 40.01 AUD 44.00 AUD 46.00 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	24 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 90

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Foseco Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	21 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,484,168	(2.6937%)	147,154	(0.0883%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,484,168	(2.6937%)	147,154	(0.0883%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	22,004 3,596	2.8000 GBP 2.7925 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	24 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 91

                                                                                                                                          FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	21 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	14,398,075	(1.1345%)	1,029,596	(0.0811%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	14,398,075	(1.1345%)	1,029,596	(0.0811%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale	512 1,548 172 4,986 1,000 5,000 5,000 1,000,000 120,303 6,368 1,600 59,697 6,024 190,000 100,000	6.2750 GBP 6.2800 GBP 6.3250 GBP 6.2597 GBP 6.2750 GBP 6.2800 GBP 6.2950 GBP 6.3000 GBP 6.3100 GBP 6.3150 GBP 6.3200 GBP 6.3250 GBP 6.3350 GBP 6.1630 GBP 6.1800 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	24 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 92

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	21 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,737,543	(1.0634%)	729,370	(0.0327%)
(2) Derivatives (other than options)	995	(0.0000%)	194,357	(0.0087%)
(3) Options and agreements to purchase/sell	3,523,000	(0.1578%)	4,110,000	(0.1841%)
Total	27,261,538	(1.2212%)	5,033,727	(0.2255%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Sale Sale Sale Sale Sale Sale Sale Sale Sale	168 469 769 206 276 193 1,928 40 21,308 4,500 10,000 77,138 3,000 2,105 6,748 1,000 281,000 1,659 61,417 2,000 150, 000

15.0500 GBP
15.0600 GBP
15.0700 GBP
15.0800 GBP
15.1300 GBP
15.1500 GBP
15.1600 GBP
15.2800 GBP
15.4000 GBP
15.4000 GBP
15.1000 GBP
15.4000 GBP

15.0700 GBP
15.1424 GBP
15.2500 GBP
15.2600 GBP
15.2799 GBP
15.3923 GBP
15.4000 GBP
15.4200 GBP
15.4000 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Dec 2008 Call Warrant	Short	1,079.50	0.0870 EUR
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Dec 2007 Call Option	Written	500,000	16.000 GBP	American	21 Dec 2007	0.9600 GBP
Dec 2007 Call Option	Written	500,000	13.000 GBP	American	21 Dec 2007	0.7050 GBP
Dec 2007 Call Option	Written	300,000	14.000 GBP	American	21 Dec 2007	2.1100 GBP
Dec 2007 Call Option	Written	250,000	15.000 GBP	American	21 Dec 2007	1.5500 GBP
Dec 2007 Call Option	Purchased	600,000	14.000 GBP	American	21 Dec 2007	0.5200 GBP
Dec 2007 Call Option	Purchased	1,000,000	20.000 GBP	American	21 Dec 2007	0.0600 GBP

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	24 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Jan 2008 Call	Written	500,000	16.00 GBP	American	18 Jan 2008
Dec 2007 Call	Written	250,000	15.00 GBP	American	21 Dec 2007
Dec 2007 Call	Written	500,000	13.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	300,000	14.00 GBP	American	21 Dec 2007
Dec 2007 Call	Purchased	500,000	16.00 GBP	American	21 Dec 2007
Mar 2008 Put	Written	500,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.85 GBP	American	11 Apr 2008
Apr 2008 Put	Purchased	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	21 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	730,619	(0.0217%)	4,827,803	(0.1437%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	730,619	(0.0217%)	4,827,803	(0.1437%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	24 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 93

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Foseco Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	18 December 2007

AMENDMENT : Trading and Positions in Foseco Plc on 18 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,347,061	(2.6114%)	0	(0.0%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,347,061	(2.6114%)	0	(0.0%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase* TOTAL:	2,914,427 2,914,427	2.7562 GBP

* Late booking on the 24th December 2007

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	27 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes : The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 94

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Foseco Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	24 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,493,449	(2.6993%)	144,593	(0.0869%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,493,449	(2.6993%)	144,593	(0.0869%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,942	2.7925 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	27 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 95

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	21 December 2007

AMENDMENT : Trading and Positions in Reuters Group Plc on 21 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	13,398,075	(1.0557%)	29,596	(0.0023%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	13,398,075	(1.0557%)	29,596	(0.0023%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale	1,000,000* 512 1,548 172 1,000,000* 4,986 1,000 5,000 5,000 1,000,000 120,303 6,368 1,600 59,697 6,024 190,000 100,000	6.0000 GBP 6.2750 GBP 6.2800 GBP 6.3250 GBP 6.0000 GBP 6.2597 GBP 6.2750 GBP 6.2800 GBP 6.2950 GBP 6.3000 GBP 6.3100 GBP 6.3150 GBP 6.3200 GBP 6.3250 GBP 6.3350 GBP 6.1630 GBP 6.1800 GBP

* Exercise of a Call Option between two internal books

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Call Option DEC600	Purchase	1,000,000	6.0000 GBP	American	21/12/2007	0.3000 GBP

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
Call Option DEC600	1,000,000	6.0000 GBP

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)          NO

Date of disclosure	27 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 96

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	24 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	13,396,363	(1.0556%)	27,884	(0.0022%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	13,396,363	(1.0556%)	27,884	(0.0022%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	2,222 2,222	6.3350 GBP 6.3350 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	27 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 97

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	24 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,273,270	(1.0425%)	951,573	(0.0426%)
(2) Derivatives (other than options)	995	(0.0000%)	194,357	(0.0087%)
(3) Options and agreements to purchase/sell	2,360,000	(0.1057%)	3,723,000	(0.1668%)
Total	25,634,265	(1.1148%)	4,868,930	(0.2181%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Sale Sale Sale Sale Sale	31,309 16,124 50,000 300,000 31,309 2,600 250,000 500,000 300,000	15.4000 GBP 15.6533 GBP 15.686 GBP 14.000 GBP 15.4000 GBP 15.6100 GBP 15.000 GBP 13.000 GBP 14.000 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	27 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Mar 2008 Call Option	Purchase	250,000	18.000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.000 GBP	American	20 Mar 2008
Jun 2008 Put Option	Written	25,000	12.000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.000 GBP	American	20 Mar 2008
Jan 2008 Call	Written	500,000	16.000 GBP	American	18 Jan 2008
Mar 2008 Put	Written	500,000	15.000 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.850 GBP	American	11 Apr 2008
Apr 2008 Put	Purchased	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.000 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	24 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	730,619	(0.0217%)	4,827,803	(0.1437%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	730,619	(0.0217%)	4,827,803	(0.1437%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	27 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 98

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	27 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,268,758	(1.0423%	918,273	(0.0411%)
(2) Derivatives (other than options)	995	(0.0000%)	191,357	(0.0087%)
(3) Options and agreements to purchase/sell	2,360,000	(0.1057%)	3,723,000	(0.1668%)
Total	25,629,753	(1.1480%)	4,832,630	(0.2166%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Purchase Purchase Purchase Purchase	10,000 10,000 5,000 3,950 1,100 1,600 2,000 912 1,500 3,025 3,950 11,000 673 2,352	15.7400 GBP 15.8800 GBP 15.8900 GBP 15.6100 GBP 15.6400 GBP 15.7700 GBP 15.8300 GBP 15.8600 GBP 15.8800 GBP 15.8978 GBP 15.6100 GBP 15.7700 GBP 15.8900 GBP 15.9000 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	28 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Mar 2008 Call Option	Purchase	250,000	18.000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.000 GBP	American	20 Mar 2008
Jun 2008 Put Option	Written	25,000	12.000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.000 GBP	American	20 Mar 2008
Jan 2008 Call	Written	500,000	16.000 GBP	American	18 Jan 2008
Mar 2008 Put	Written	500,000	15.000 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.850 GBP	American	11 Apr 2008
Apr 2008 Put	Purchased	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.000 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	27 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	730,619	(0.0217%)	4,827,803	(0.1438%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	730,619	(0.0217%)	4,827,803	(0.1438%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	28 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 99

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Foseco Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	20 December 2007

AMENDMENT : Trading and Positions in Foseco Plc on 20 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,670,070	(2.8054%)	165,562	(0.0995%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,670,070	(2.8054%)	165,562	(0.0995%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase* TOTAL Sale TOTAL:	102,228 185,902 288,130 102,228 102,228	2.7525 GBP 2.7578 GBP 2.7525 GBP

* Late booking trade of 185,902 @ 2.7578 GBP on the 27th December 2007

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	28 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 100

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Foseco Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	21 December 2007

AMENDMENT : Trading and Positions in Foseco Plc on 21 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,852,506	(3.5157%)	147,154	(0.0883%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	5,852,506	(3.5157%)	147,154	(0.0883%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase* TOTAL: Sale TOTAL:	22,004 1,182,436 1,204,440 3,596 3,596	2.8000 GBP 2.8028 GBP 2.7925 GBP

* Late booking trade of 1,182,436 @ 2.8028 GBP on the 27th December 2007

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	28 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 101

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Foseco Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	24 December 2007

AMENDMENT : Trading and Positions in Foseco Plc on 24 December 2007 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,865,746	(3.5237%)	144,593	(0.0869%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	5,835,746	(3.5237%)	144,593	(0.0869%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase* Purchase TOTAL:	13,240 2,942 16,182	2.7900 GBP 2.7925 GBP

* Late booking trade of 13,240 @ 2.7900 GBP on the 27th December 2007

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	28 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes : The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 102

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Foseco Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	27 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,874,646	(3.5291%)	144,593	(0.0869%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	5,874,646	(3.5291%)	144,593	(0.0869%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	381	2. 8100 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	28 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 103

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	27 December 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,258,231	(1.2023%)	27,884	(0.0022%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	15,258,231	(1.2023%)	27,884	(0.0022%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Sale Sale Sale Sale	2,757 517 1,489 88 21 67 2,757 443 2,115	6.3300 GBP 6.3600 GBP 6.3700 GBP 6.3750 GBP 6.3950 GBP 6.3200 GBP 6.3300 GBP 6.3650 GBP 6.3680 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	28 December 2007
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 December, 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat